Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

OF

ev3 INC.

at

$22.50 Per Share of Common Stock

BY

COV DELAWARE CORPORATION

a wholly owned subsidiary of

COVIDIEN GROUP S.A.R.L.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF JULY 9, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 1, 2010, among Covidien Group S.a.r.l., a Luxembourg company (“Covidien Group”), COV Delaware Corporation, a Delaware corporation and direct wholly owned subsidiary of Covidien Group (“Purchaser”), and ev3 Inc., a Delaware corporation (“ev3”).

The board of directors of ev3 has unanimously (i) determined that the Offer and the Merger (each as defined herein) are advisable, fair to and in the best interests of ev3 and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that ev3 stockholders accept the Offer and tender their shares of ev3 Common Stock, $0.01 par value per share (the “Shares”), in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which, when added to any Shares owned by Purchaser and Covidien Group or their subsidiaries, or with respect to which Purchaser and Covidien Group have, directly or indirectly, voting power, represents at least a majority of the then issued and outstanding Shares (on a fully diluted basis, which, for purposes of such calculation, includes Shares issuable pursuant to outstanding options and other rights, other than options or other rights that would be exercisable only after December 31, 2010), and the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain antitrust laws in foreign jurisdictions, having expired or been terminated. The Offer is also conditioned upon the satisfaction of other conditions set forth in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Questions and requests for assistance may be directed to Laurel Hill Advisory Group, LLC, the Information Agent for the Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders of ev3 may obtain additional copies of this Offer to Purchase, the Letter of Transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

June 11, 2010

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares must:

1.	For Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

mail or deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to Wells Fargo Bank, N.A. (the “Depositary”) at one of its addresses set forth on the back cover of this Offer to Purchase.

2.	For Shares that are registered in such stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.	For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee, contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of July 9, 2010, unless extended), unless the procedures for guaranteed delivery described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase are followed.

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SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ev3 Inc.

Price Offered Per Share:	$22.50 per Share in cash, without interest, less applicable withholding taxes

Scheduled Expiration Date:	12:00 midnight, New York City time, at the end of July 9, 2010

Purchaser:	COV Delaware Corporation, a direct wholly owned subsidiary of Covidien Group S.a.r.l.

ev3 Board Recommendation:	The board of directors of ev3 unanimously recommends that you tender your Shares into the Offer.

The following are some of the questions that you, as a stockholder of ev3 Inc. (“ev3”), may have and answers to those questions as well as references to where in this Offer to Purchase you might find additional information. We urge you to carefully read the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred because the information in this Summary Term Sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Summary Term Sheet, unless the context otherwise requires, the terms “we,” “our” and “us” refer to COV Delaware Corporation.

Who is offering to buy my ev3 Shares?

Our name is COV Delaware Corporation (“Purchaser”). We are a direct, wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Covidien Group”) and indirect subsidiary of Covidien plc, an Irish company. We are a Delaware corporation formed for the purpose of acquiring all of the outstanding Shares of ev3. See the “Introduction” and Section 9 “Certain Information Concerning Covidien Group and Purchaser” of this Offer to Purchase.

What are the classes and amounts of ev3 securities that you are offering to purchase in the Offer?

We are seeking to acquire all issued and outstanding Shares.

How much are you offering to pay?

We are offering to pay $22.50, in cash and without interest, for each outstanding Share (such price or any higher price per Share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”), less any applicable withholding taxes.

Will I have to pay any fees, commissions or transfer taxes?

You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the depositary for the Offer, Wells Fargo Bank N.A. (the “Depositary”), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You may be required to pay transfer taxes under certain circumstances described in the Letter of Transmittal. See the “Introduction” of this Offer to Purchase.

Do you have the financial resources to make payment?

Covidien Group, our parent company, or one of its affiliates, will provide us with sufficient funds to purchase all of the outstanding Shares that are validly tendered and to pay our related fees and expenses. Covidien Group’s parent, Covidien International Finance S.A. (“CIFSA”), has secured a commitment letter for a senior unsecured term loan in an aggregate amount not to exceed $1.25 billion, which may be used to pay for a portion of the Shares that are validly tendered and our related fees and expenses. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•	we have sufficient funds available through our parent company, Covidien Group, and its parent, CIFSA, to purchase all Shares validly tendered in the Offer;

•	CIFSA has provided a guaranty for the payment of all Shares purchased in the Offer;

•	the Offer is not subject to any financing condition;

•	the Offer is for all of the outstanding Shares of ev3, and we will purchase such Shares solely for cash; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price through a second-step merger.

See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

If the Offer is completed and the other conditions to the merger are satisfied or waived, we will merge with and into ev3 (the “Merger”) upon the vote of ev3’s stockholders (if such vote is required by law). If the Merger takes place, Covidien Group will own all of the Shares of ev3 and, subject to appraisal rights under applicable law, all ev3 stockholders who did not tender their Shares will receive the Offer Price upon consummation of the Merger. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under Delaware law if these rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3” of this Offer to Purchase for a description of the conditions to the Merger and a summary of appraisal rights under Delaware law. For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the Delaware General Corporation Law.

What is the Top-Up Option and when could it be exercised?

ev3 has granted us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by us, Covidien Group, or our subsidiaries at the time of exercise of the Top-Up Option (including all Shares validly tendered and not properly withdrawn in the Offer at the time the Shares are accepted for payment but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), will constitute one Share more than 90% of all of the outstanding Shares (assuming the issuance of the Top-Up Shares). The Top-Up Option must be exercised if, following the time we accept the Shares for payment in the Offer, 75% or more of the Shares outstanding (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered) will be owned by us or Covidien Group and our subsidiaries and after giving effect to the exercise of the Top-Up Option we, Covidien Group, and our subsidiaries would own one Share more than 90% of the Shares outstanding (after giving effect to the issuance of the Top-Up Shares but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered). We may exercise the Top-Up Option once at any time following the time at which we first accept any Shares for payment pursuant to the Offer. However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option (less the maximum number of Shares reserved for issuance with respect to all outstanding stock options, restricted stock, restricted stock units or other obligations of ev3) and is subject to the conditions, unless waived by ev3, that no provision of any applicable law and no applicable order or injunction or other judgment will prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3 — The Merger Agreement,” “— Vote Required To Approve Merger” and “— ‘Short-Form’ Merger Procedure.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger takes place, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, subject to your right to pursue appraisal under Delaware law. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. However, if the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Also, the Shares may no longer be eligible to be traded on The Nasdaq Global Select Market or any other securities exchange, and ev3 may cease making filings with the Securities and Exchange Commission (the “SEC”) or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until 12:00 midnight, New York City time, at the end of July 9, 2010, to tender your Shares in the Offer, unless we extend the expiration of the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 1 “Terms of the Offer” and Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended?

If the conditions of the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, we may extend the Offer on one or more occasions, for additional successive periods of up to 10 business days per extension until all conditions to the Offer have been satisfied or waived. We may also extend the Offer for an additional period of at least three business days (and one or more extensions thereof) beginning after we have purchased Shares tendered during the Offer as a “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that we are not obligated to exercise the Top-Up Option at such time. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. If the conditions of the Offer have not been satisfied or waived and ev3 has not effected a “Change of Recommendation” (as defined below), ev3 may request that we extend the Offer for up to two successive periods of 10 business days per extension until all conditions to the Offer have been satisfied or waived. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

See Section 1 “Terms of the Offer” of this Offer to Purchase.

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How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact, and we will make a public announcement of the extension or subsequent offering period no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer (including any extension of the Offer). See Section 1 “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares if:

•

immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of Shares validly tendered and not validly withdrawn, together with any Shares then owned of record by us or Covidien Group or our respective subsidiaries or with respect to which we or Covidien Group have, directly or indirectly, voting power, does not equal at least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes Shares issuable pursuant to outstanding options and other rights, other than options or other rights that would be exercisable only after December 31, 2010); or

•

immediately prior to the expiration of the Offer, any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain antitrust laws in foreign jurisdictions have not expired or otherwise been terminated.

The Offer is also subject to a number of other conditions. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal, the certificates for your Shares and any other documents required by the Letter of Transmittal to the Depositary.

If your Shares are registered in your name and are held in book-entry form, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an agent’s message;

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal;

•	deliver an agent’s message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary; and

•	transfer your Shares through book-entry transfer into the account of the Depositary.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

For additional information on the procedures for tendering your Shares, see Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Until what time can I withdraw previously tendered Shares?

You can withdraw Shares at any time until the Offer has expired. Also, if we have not accepted and paid for your Shares by August 10, 2010, you can withdraw Shares at any time thereafter until we do accept your Shares for payment. You will not have the right to withdraw Shares tendered during any subsequent offering period, if we elect to provide one. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

Can holders of stock options, restricted stock or restricted stock units participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares, restricted stock or restricted stock units. If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options (to the extent they are exercisable) in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for ev3 — Stock Options” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Unless the Offer is extended in accordance with the Merger Agreement, and subject to all of the conditions to the Offer having been satisfied or waived, we will, as promptly as practicable after we are legally permitted to do so under applicable federal, state, local or foreign law, accept for payment Shares tendered pursuant to the Offer. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, we will pay for these Shares. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered. See Section 4 “Acceptance for Payment and Payment” of this Offer to Purchase.

What does the board of directors of ev3 think of the Offer?

At a meeting held on May 31, 2010, the board of directors of ev3 unanimously (i) determined that the Offer and the Merger are advisable, fair to, and in the best interests of ev3 and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that ev3 stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement (all such recommendations, the “Company Board Recommendation”). See the “Introduction” to this Offer to Purchase.

Have any ev3 stockholders agreed to tender their Shares?

Yes. All of the directors and officers of ev3 have indicated their intention to tender all Shares held by them into the Offer. Additionally, we and Covidien Group have entered into a Tender and Voting Agreement with certain stockholders affiliated with Warburg, Pincus Equity Partners, L.P. This agreement provides, among other things, that these stockholders will tender into the Offer 27,151,570 Shares owned by them. Each of these stockholders has agreed not to withdraw such Shares from the Offer unless the Offer has terminated or expired without Purchaser having purchased all Shares tendered in the Offer in accordance with its terms or the Tender and Voting Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for ev3 — Tender and Voting Agreements” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On May 28, 2010, the last trading day before we and ev3 publicly announced the execution of the Merger Agreement, the last sale price of the Shares reported on The Nasdaq Global Select Market was $18.92 per share. On June 10, 2010, the last trading day before we commenced the Offer, the last sale price of the Shares was $22.29 per share. We advise you to obtain a recent quotation for Shares of ev3 in deciding whether to tender your Shares. See Section 6 “Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder (as defined in Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer. Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Offer. See Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

To whom can I talk if I have questions about the tender offer?

Stockholders can call Laurel Hill Advisory Group, LLC (“Laurel Hill”) toll-free at (888) 742-1305. Banks and brokers can call Laurel Hill collect at (917) 338-3181. Laurel Hill is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

To: All Holders of Common Stock of ev3 Inc.

INTRODUCTION

COV Delaware Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Covidien Group”), hereby offers to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of ev3 Inc., a Delaware corporation (“ev3”), at a price of $22.50, in cash and without interest, for each outstanding Share (such price or any higher price per Share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”), less any applicable withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

We are a Delaware corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as hereinafter defined). Covidien Group is an indirect wholly owned subsidiary of Covidien plc, a publicly held, global healthcare products company whose shares are traded on The New York Stock Exchange under the symbol “COV.” For additional information about us and Covidien Group, see Section 9 “Certain Information Concerning Covidien Group and Purchaser.”

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. We will pay all fees and expenses of Wells Fargo Bank, N.A., which is acting as the Depositary (the “Depositary”), and Laurel Hill Advisory Group, LLC, which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 “Fees and Expenses” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of June 1, 2010 (the “Merger Agreement”), among Covidien Group, Purchaser and ev3, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into ev3, with the surviving entity, ev3, becoming a direct wholly owned subsidiary of Covidien Group (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by us and Covidien Group, by ev3 as treasury stock or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon. Stockholders who exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger.

The Merger Agreement is more fully described in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3” of this Offer to Purchase.

At a meeting held on May 31, 2010, the board of directors of ev3 unanimously, (1) determined that the Offer and the Merger are advisable, fair to and in the best interests of ev3 and its stockholders; (2) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (3) recommended that ev3 stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement (all such recommendations, the “Company Board Recommendation”). The factors considered by the board of directors of ev3 in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of ev3 accept the Offer and tender their Shares in the Offer are described in ev3’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of ev3.

The Offer is conditioned upon, among other things, (a) immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares then owned of record by us or Covidien Group or our respective subsidiaries or with respect to which we or Covidien Group have, directly or indirectly, voting power, equals at least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes Shares issuable pursuant to outstanding options and other rights, other than options or other rights that would be exercisable only after December 31, 2010) (the “Minimum Condition”), and (b) immediately prior to the expiration of the Offer, any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain antitrust laws in foreign jurisdictions have expired or otherwise been terminated. The Offer is also subject to certain other conditions. We may waive any of these conditions in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 14 “Certain Conditions of the Offer.”

Consummation of the Merger is subject to a number of conditions, including (a) adoption by the stockholders of ev3 of the Merger Agreement, if such adoption is required under the DGCL (defined below), (b) the absence of any law, order, injunction or other action by a governmental entity that prohibits the consummation of the Merger, and (c) that the Shares validly tendered and not withdrawn pursuant to the Offer are accepted for payment and paid for pursuant to the Offer and the terms of the Merger Agreement. In the event we acquire 90% or more of the outstanding Shares pursuant to the Offer or otherwise, we will be able to merge with and into ev3 pursuant to the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”), without prior notice to, or any action by, any other stockholder of ev3. In addition, in order to facilitate a short-form merger following the completion of the Offer, ev3 has granted us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by us, Covidien Group and our subsidiaries at the time of exercise of the Top-Up Option (including all Shares validly tendered and not properly withdrawn in the Offer at the time the Shares are accepted for payment but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), will constitute one Share more than 90% of all of the outstanding Shares (assuming the issuance of the Top-Up Shares). The Top-Up Option must be exercised if, following the time we accept the Shares for payment in the Offer, 75% or more of the Shares outstanding (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered) will be owned by us or Covidien Group and our subsidiaries and after giving effect to the exercise of the Top-Up Option, we, Covidien Group and our subsidiaries would own one Share more than 90% of the Shares outstanding (after giving effect to the issuance of the Top-Up Shares but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered). We may exercise the Top-Up Option once at any time following the time at which we first accept any Shares for payment pursuant to the Offer. However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option (less the maximum number of Shares potentially necessary for issuance with respect to all outstanding stock options, restricted stock, restricted stock units or other obligations of ev3) and is subject to the conditions, unless waived by ev3, that no provision of any applicable law and no applicable order or injunction or other judgment will prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3 — The Merger Agreement,” “— Vote Required To Approve Merger” and “— ‘Short-Form’ Merger Procedure.”

ev3 has informed us that, as of June 7, 2010, (1) 114,792,961 Shares were issued (and not held by ev3 as treasury shares) and outstanding (including 1,896,889 Shares of restricted stock), (2) 8,068,577 Shares were issuable upon the exercise of outstanding options, (3) 216,451 Shares were underlying restricted stock units, (4) no Shares were issuable upon exercise of outstanding warrants and (5) no preferred shares were issued and outstanding. Based upon the foregoing, the Minimum Condition would be satisfied if at least 61,535,539 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of options, restricted stock and restricted stock units outstanding at the time of the expiration of the Offer. If the Minimum

Condition is satisfied, and we accept for payment Shares tendered pursuant to the Offer, Covidien Group may request ev3 take all actions necessary to elect at least a majority of the members of ev3’s board of directors as designated by Covidien Group and would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of ev3. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3.”

All of the directors and officers of ev3 have indicated their intention to tender all Shares held by them into the Offer. Additionally, we and Covidien Group have entered into a Tender and Voting Agreement with certain stockholders affiliated with Warburg, Pincus Equity Partners, L.P. This agreement provides, among other things, that these stockholders will tender into the Offer 27,151,570 Shares owned by them (totaling approximately 24% of the issued and outstanding Shares). Each of these stockholders has agreed not to withdraw such Shares from the Offer unless the Offer has terminated or expired without the Purchaser having purchased all Shares tendered in the Offer in accordance with its terms or the Tender and Voting Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for ev3 — Tender and Voting Agreements” of this Offer to Purchase.

The Offer is made only for Shares and is not made for any restricted stock, options to acquire Shares or for restricted stock units. Holders of unexercised options to acquire Shares may exercise such options (to the extent they are exercisable) in accordance with the terms of the applicable options and tender some or all of the Shares issued upon such exercise. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3 — Stock Options.”

The material U.S. federal income tax consequences to U.S. Holders (as defined below) of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay $22.50 per Share to the seller in cash, without interest thereon, less any applicable withholding tax, for all such Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn in accordance with Section 3 of this Offer to Purchase. The scheduled time and date for the expiration of the Offer is 12:00 midnight, New York City time, at the end of July 9, 2010, unless we extend the period of time during which the Offer is open in accordance with the terms of the Merger Agreement.

If the conditions of the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, we may extend the Offer on one or more occasions, for additional successive periods of up to 10 business days per extension until all conditions to the Offer have been satisfied or waived. We may make such extension and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and making a public announcement no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer. ev3 may also request that we extend the Offer for up to two successive extension periods of up to 10 business days per extension period in the event all of the conditions to the Offer are not satisfied or waived and the ev3 board of directors has not (i) withdrawn, qualified, or modified, or proposed to withdraw, qualify or modify, in a manner adverse to us or Covidien Group, the Company Board Recommendation, (ii) made any public disclosure inconsistent with the Company Board Recommendation, or, failed to reaffirm the Company Board Recommendation following the public announcement of a competing Acquisition Proposal (as defined below) within two business days of a written request by Covidien Group; (iii) approved, adopted, or recommended, or proposed to approve, adopt, or recommend, any competing Acquisition Proposal or (iv) in the event of a tender offer or exchange offer for any outstanding Shares, fail to recommend against acceptance of such tender offer or exchange offer by the ev3 stockholders within ten business days of the commencement thereof (each of (i) through (iv), a “Change of Recommendation”). In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived but there have not been validly tendered and not withdrawn in the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of ev3 stockholders in accordance with the DGCL, and we are not required to exercise the Top-Up Option at such time, we may, in our sole discretion, elect to provide a “subsequent offering period” of at least three business days (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer and receive the same per Share amount paid in the Offer. During a subsequent offering period, we will immediately accept for payment and pay for Shares that are validly tendered pursuant to the Offer. We cannot elect to provide a subsequent offering period unless we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer and immediately begin the subsequent offering period. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so in our sole discretion.

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Subject to the next sentence, we may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of ev3, we will not:

•	decrease the Offer Price to be paid pursuant to the Offer;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares sought to be purchased by us pursuant to the Offer;

•	amend or waive the Minimum Condition;

•	impose additional conditions to the Offer;

•

amend or modify any conditions to the Offer in a manner adverse to holders of Shares that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer, or prevent, materially delay or impair the ability of Covidien Group or the Purchaser to consummate the Offer;

•	extend the Offer beyond a date that is 21 business days after commencement of the Offer or the last extension, if any, other than as allowed in the Merger Agreement; or

•	otherwise amend any other term or condition to the Offer in a manner materially adverse to the holders of Shares.

If immediately prior to the expiration of the Offer, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•	unless forced to extend the Offer by ev3, terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

except as set forth above, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn;

•

except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the expiration of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to Business Wire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

As described above, we may, subject to certain conditions and if we are not required to exercise the Top-Up Option, elect to provide a subsequent offering period. In the event we elect to provide a subsequent offering period, we will announce and begin the subsequent offering period in the notice announcing the results of the Offer that is issued no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer. ev3 has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Procedures for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•

for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer;

•

for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the expiration of the Offer; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the expiration of the Offer.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry

Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit its Certificates and all other required documents to reach the Depositary prior to the expiration of the Offer, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer; and

•

either (1) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal, properly completed and duly executed, any required signature guarantees, or an Agent’s Message, and any other required documents, are received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Market (“Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Appointment as Proxy. By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the

Shares tendered by such stockholder and accepted for payment by us. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given or executed, will not be effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares in respect of any annual, special, adjourned or postponed meeting of ev3’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of ev3’s stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our reasonable discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders reasonably determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of Covidien Group, ev3, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup Withholding. In order to avoid “backup withholding” at a rate of 28% of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate Form W-8 (instead of a Form W-9 or Substitute Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

3. Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration of the Offer and, unless theretofore accepted and paid for pursuant to the Offer, at any time after August 10, 2010. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2 at any time prior to the expiration of the Offer.

We will determine in our reasonable discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding. Neither we nor any of Covidien Group, ev3, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4. Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn in accordance with Section 3 promptly after the expiration of the Offer. If we provide a subsequent offering period, we will immediately accept for payment and pay for Shares that are validly tendered during the subsequent offering period. Subject to the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law or if other conditions to our obligations described in Section 14 “Certain Conditions of the Offer” are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 “Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and (3) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to us and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, as promptly as practicable after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).

We reserve the right to transfer or assign, in whole or from time to time in part, to Covidien Group, or to one or more direct or indirect subsidiaries of Covidien Group, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Shares sold in the Offer or converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to U.S. Holders who hold Shares as capital assets. In addition, this summary does not address tax considerations that may be applicable to a U.S. Holder’s particular circumstances or to U.S. Holders that may be subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, S corporations, partnerships and other pass-through entities, trusts, stockholders liable for the alternative minimum tax, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and tax-exempt organizations), persons that own or have owned more than 5% of any class of shares by vote or by value (whether actually or constructively), dissenting stockholders or U.S. Holders who acquired Shares in connection with stock option, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This summary does not address holders of restricted stock, holders of options to purchase ev3 Shares or holders of restricted stock units. In addition, this summary does not address any United States federal estate or gift tax consequences, nor any state, local or non-U.S tax consequences, of the Offer and the Merger.

BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY

TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this summary, a “U.S. Holder” is an ev3 stockholder that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, or any state or political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for United States federal income tax purposes.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Effect of the Offer and Merger.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in connection with the Offer or the Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. For noncorporate taxpayers, long-term capital gains are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct and such holder is not subject to backup withholding. Certain holders (including corporations) generally are exempt from backup withholding provided that they appropriately establish an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are listed on Nasdaq under the symbol “EVVV.” The following table sets forth, for each of the periods indicated, the intra-day high and low sales prices per Share as reported on Nasdaq:

	High	Low
Year Ended December 31, 2008:
First Quarter	$12.72	$7.36
Second Quarter	10.69	7.32
Third Quarter	12.58	8.60
Fourth Quarter	10.53	3.37

Year Ended December 31, 2009:
First Quarter	$7.82	$4.40
Second Quarter	11.19	7.05
Third Quarter	13.19	9.60
Fourth Quarter	13.93	11.20

Year Ended December 31, 2010:
First Quarter	$16.37	$12.80
Second Quarter (through June 10, 2010)	22.33	15.60

On May 28, 2010, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price on Nasdaq was $18.92 per Share. On June 10, 2010, the last full trading day before commencement of the Offer, the last reported sales price on Nasdaq was $22.29 per Share. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC, ev3 historically has not declared or paid any cash dividends on the Shares and it does not intend to declare or pay any cash dividends on the Shares in the foreseeable future. Under the Merger Agreement, ev3 is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Covidien Group.

7. Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

Share Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market LLC, a security must have a minimum bid price of $1, there must be at least 400 beneficial holders and/or holders of record and the security must meet one of three maintenance standards for continued listing on Nasdaq. The first maintenance standard requires that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares and at least two registered and active market makers for the shares. The second maintenance standard requires that the market value of listed securities is at least $50 million, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. The third maintenance standard requires that the issuer’s total assets and total revenue each are at least $50 million for the most recently completed fiscal year or two of the three most recently completed fiscal years, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered to be publicly held for the purpose of the maintenance standards.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of ev3 to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by ev3 to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to ev3, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of ev3 and persons holding “restricted securities” of ev3 to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. We intend to seek to cause ev3 to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin stock” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning ev3

ev3 is a Delaware corporation with its principal offices at 3033 Campus Drive, Plymouth, Minnesota 55441. The telephone number is (763) 398-7000. According to its Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC, ev3 is a global endovascular company focused on identifying and treating peripheral vascular disease, including, in particular, lower extremity arterial disease and neurovascular disease. ev3’s Shares are traded on Nasdaq under the symbol “EVVV.”

Available Information. ev3 is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning ev3’s directors and officers, their remuneration, stock options and other matters, the principal holders of ev3’s securities and any material interest of such persons in transactions with ev3 is required to be disclosed in ev3’s proxy statements distributed to ev3’s stockholders and filed with the SEC. The SEC provides electronic document retrieval on its website for most reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, which can be found at the SEC’s website, http://www.sec.gov. Such information should also be available for inspection at the public reading rooms of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may call the SEC at (202) 551-8090 for further information on the public reading rooms. Copies of such information that is not posted to the SEC’s website may be obtained (i) by mail by writing to the Office of FOIA/PA Operations at the SEC at 100 F Street, N.E., Washington, DC 20549, (ii) by faxing such request to (202) 772-9337, or (iii) by using their online form available at their website at http://www.sec.gov.

Except as otherwise stated in this Offer to Purchase, the information concerning ev3 contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although we and Covidien Group do not have any knowledge that any such information is untrue, neither we nor Covidien Group takes any responsibility for the accuracy or completeness of such information or for any failure by ev3 to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. Certain Information Concerning Covidien Group and Purchaser

Covidien Group is a company duly incorporated under the laws of Luxembourg with its principal executive offices located at 3b Bld Prince Henri, L-1724, Luxembourg. The telephone number at that location is +352 266 379 31. Covidien Group is a subsidiary of Covidien plc, a publicly held, global healthcare company focused on the development, manufacture and sale of healthcare products for use in clinical and home settings. Covidien plc operates its business through three segments: Medical Devices, Pharmaceuticals and Medical Supplies. Covidien Group’s shares are not publicly traded, and Covidien Group is not subject to the informational filing requirements of the Exchange Act.

Purchaser is a Delaware corporation that was organized for the purpose of acquiring all of the outstanding Shares of ev3 and, to date, has engaged in no other activities other than those incidental to the Offer and the Merger Agreement. Purchaser is a direct wholly owned subsidiary of Covidien Group. Until immediately prior to the time it purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer. Purchaser is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Purchaser are located at 15 Hampshire Street, Mansfield, MA 02048. The telephone number at that location is (508) 261-8000.

Covidien plc is an Irish company with its principal executive offices located at Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co. Dublin, Ireland. Covidien plc’s telephone number is +353 1 439-3000. Covidien plc’s shares are traded on The New York Stock Exchange under the symbol “COV.” The ordinary shares of Covidien plc are registered under the Exchange Act and, in accordance therewith, Covidien plc is required to file reports and other information with the SEC relating to its business, financial condition and other matters. The SEC provides electronic document retrieval on its website for most reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, which can be found at the SEC’s website, http://www.sec.gov. Such information should also be available for inspection at the public reading rooms of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may call the SEC at (202) 551-8090 for further information on the public reading rooms. Copies of such information that is not posted to the SEC’s website may be obtained (i) by mail by writing to the Office of FOIA/PA Operations at the SEC at 100 F Street, N.E., Washington, DC 20549, (ii) by faxing such request to (202) 772-9337, or (iii) by using their online form available at their website at http://www.sec.gov.

The name, business address, citizenship, and past and present principal occupations during the past five years of each of the officers and directors of Covidien Group, Purchaser and Covidien plc are set forth in Annex I to this Offer to Purchase.

Neither Covidien Group, Purchaser, Covidien plc, nor, to the best knowledge of Covidien Group, Purchaser and Covidien plc, any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Covidien Group, Purchaser, Covidien plc, nor, to the best knowledge of Covidien Group, Purchaser and Covidien plc, any of the persons listed in Annex I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements. Except as set forth in Section 11 “Contacts and Transactions with ev3; Background of the Offer” of this Offer to Purchase and elsewhere in this Offer to Purchase:

•

none of Covidien Group, Purchaser, Covidien plc, or, to the best knowledge of Covidien Group, Purchaser and Covidien plc, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (1) beneficially owns or has a right to acquire any Shares or any other equity securities of ev3; (2) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ev3; or (3) has effected any transaction in the Shares or any other equity securities of ev3 during the past 60 days;

•

during the past two years, there have not been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of Covidien Group, Purchaser, Covidien plc or any of their respective subsidiaries, or, to the best knowledge of Covidien Group, Purchaser and Covidien plc, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and ev3 or any of its executive officers, directors or affiliates, on the other hand; and

•

during the past two years, there have not been any negotiations, transactions or material contacts between any of Covidien Group, Purchaser, Covidien plc, any of their respective subsidiaries or, to the best knowledge of Covidien Group, Purchaser and Covidien plc, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and ev3 or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of ev3, any election of directors of ev3, or any sale or other transfer of a material amount of assets of ev3.

Each of Covidien Group, Purchaser and Covidien plc disclaims that it is an “affiliate” of ev3 within the meaning of Rule 13e-3 under the Exchange Act.

10. Source and Amount of Funds

We estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $2.72 billion.

The Merger Agreement provides that as of the effective time of the Merger (the “Effective Time”) each outstanding option to acquire Shares (each a “Company Option” and collectively, the “Company Options”) granted under the ev3 Inc. Third Amended and Restated 2005 Incentive Plan, the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan, the ev3 Inc. Amended and Restated 2005 Incentive Stock Plan, the ev3 Inc. 2005 Incentive Stock Plan, the ev3 LLC Amended and Restated 2003 Incentive Plan, the FoxHollow Technologies, Inc. 2004 Equity Incentive Plan, the FoxHollow Technologies, Inc. 1997 Stock Plan, as amended, the Micro Therapeutics, Inc. Sixth Amended and Restated 1996 Stock Incentive Plan, the Micro Therapeutics, Inc. 1996 Stock Incentive Plan, as amended, the Micro Therapeutics, Inc. 1993 Incentive Stock Option, the Nonqualified Stock Option and Restricted Stock Purchase Plan, the Robert J. Palmisano Inducement Option Grant Certificate and the ev3 Inc. Employee Stock Purchase Plan (the “Company Stock Plans”), without regard to the extent then vested and exercisable, will be cancelled and, in consideration of such cancellation, Covidien Group will, or will cause the surviving corporation to, promptly following the Effective Time, pay to such holders of Company Options, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (y) the number of unexercised Shares subject thereto (such payment, if any, to be reduced by applicable tax withholding). Based on information provided to us by ev3, we estimate that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $90.3 million.

The Merger Agreement also provides that (i) each share of restricted stock (“Company Restricted Stock”) granted under any Company Stock Plan that is outstanding immediately prior to the Effective Time shall vest in full and become non-forfeitable effective immediately prior to the Effective Time and shall be cancelled at the Effective Time and converted into the right to receive a price per share equal to the Offer Price (subject to any applicable withholding of taxes required by applicable Law), and (ii) or restricted stock unit representing a right to receive one Share (each a “Company RSU” and collectively, the “Company RSUs”) granted under any Company Stock Plan that is outstanding immediately prior to the Effective Time shall vest in full effective immediately prior to the Effective Time and the Shares issued thereunder shall be cancelled at the Effective Time and converted into the right to receive a price per share equal to the Offer Price (subject to any applicable withholding of taxes required by applicable Law). Based on information provided to us by ev3, we estimate that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $47.6 million.

Under the Merger Agreement, ev3’s current offering period under the ev3 Amended and Restated Employee Stock Purchase Plan (the “ESPP”) will continue until June 30, 2010. After that time, no further offerings will be made under the ESPP and the ESPP will be terminated effective as of the completion of the Merger, unless the Merger Agreement is earlier terminated.

Covidien Group will ensure that we have sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill our obligations under the Merger Agreement. Covidien Group will be able to provide us with the necessary funds from the following sources: (i) a senior unsecured term loan facility in an aggregate amount not to exceed $1.25 billion (the “Facility”) and (ii) cash on hand.

Covidien Group’s parent, Covidien International Finance S.A. (“CIFSA”), received a debt commitment letter, dated June 1, 2010 (as amended by the Joinder Agreement to Commitment Letter, dated June 11, 2010, the “Debt Commitment Letter”), from Morgan Stanley Senior Funding, Inc. (“MSSF”) and the Additional Commitment Parties (as defined therein, and together with MSSF the “Commitment Parties”), pursuant to which, subject to the terms and conditions set forth therein, in connection with the Offer and the Merger, MSSF has committed to provide the Facility. Under the Debt Commitment Letter, MSSF has the right to syndicate all or a portion of its commitments to one or more financial institutions or other lenders (along with MSSF, such institutions and lenders are collectively referred to as the “Lenders”) which are, until the date that is 75 days after the date of the Debt Commitment Letter, subject to CIFSA’s approval in its sole discretion and thereafter will be selected by MSSF in consultation with CIFSA, provided that CIFSA shall have a consent right if such lender is not a commercial or investment bank whose senior, unsecured, long-term indebtedness has an “investment grade” rating by not less than two of Standard & Poor Ratings Services, Moody’s Investor Service, Inc. or Fitch, Inc. Any such syndication will be arranged by MSSF, as the sole lead arranger and sole bookrunner.

The documentation governing the Facility has not been finalized and, accordingly, the actual terms of the Facility may differ from those described in this Offer to Purchase.

A copy of the Debt Commitment Letter has been filed as an exhibit to the Schedule TO to which this Offer to Purchase is attached as an exhibit. Reference is made to such exhibit for a more complete description of the terms and conditions of the Facility, and such exhibit is incorporated herein by reference.

The Facility will be subject to standard terms and conditions for financings of this kind, including standard representations and warranties, affirmative and negative covenants and events of default.

Conditions Precedent to the Facility

The conditions precedent to the incurrence of loans under the Facility consist of, among others:

•

(x) there shall not have occurred since September 25, 2009 any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the consolidated financial condition, business or operations of Covidien plc and its subsidiaries taken as a whole, and (y) there not occurring and be continuing since the date of the Debt Commitment Letter, an Acquired Business Material Adverse Effect (as defined below). An “Acquired Business Material Adverse Effect” is any material adverse change in, or material adverse effect on, the business, financial condition or results of operations of ev3 and its subsidiaries, taken as a whole; provided, however, that certain events and circumstances will not be taken into account in determining whether there has been or will be, an Acquired Business Material Adverse Effect, including, without limitation, changes in general economic conditions or financial markets to the extent they have not had, or would reasonably be expected not to have, a materially disproportionate effect on ev3 and its subsidiaries relative to other companies in the same industry, changes resulting from the execution or amendment of the Merger Agreement, force majeure events, changes in generally accepted accounting principles or in the accounting rules and regulations, change in law, the effects of any legal proceedings made or brought by stockholders of either Covidien plc or ev3 against either Covidien plc or the ev3 asserting allegations of breach of fiduciary duty relating to the Merger Agreement or violations of securities laws in connection with the Schedule 14D-9, the proxy statement of ev3, if any, and each other document required to be filed by ev3 with the SEC or required to be distributed or otherwise disseminated to all holders of Shares in connection with the transactions contemplated by the Merger Agreement; any action required to comply with the rules and regulations of the SEC or required by the Merger Agreement, any decrease in the market price or trading volume of common stock of ev3, any failure to meet any projections, or any fluctuations in foreign currency exchange rates;

•	the negotiation, execution and delivery on or before December 31, 2010 of definitive documentation for the Facility, consistent with the terms of the Debt Commitment Letter and the term sheet therein;

•

(i) all of the conditions precedent to the consummation of the Offer shall have been satisfied in accordance with the Offer to Purchase, the Letter of Transmittal and the Tender Offer Statement on Schedule TO relating to the Offer (such documents, including all exhibits thereto and as they may be amended, supplemented or otherwise modified from time to time, are collectively referred to herein as the “Tender Offer Documents”, which shall be reasonably satisfactory to MSSF) and the Merger Agreement as in effect on the date of the Debt Commitment Letter and (ii) no provision of any Tender Offer Document or the Merger Agreement shall have been waived, amended, supplemented or otherwise modified in an manner materially adverse to the interests of the Lenders (without the prior written consent of MSSF);

•

the Lenders have received (i) audited consolidated financial statements of Covidien plc and ev3 for the three most recent fiscal years ended at least 90 days prior to the date on which all conditions precedent to the consummation of the Offer are satisfied or waived (the “Effective Date”) and (ii) unaudited interim consolidated financial statements of Covidien plc and ev3 for each of the first three quarterly periods subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph and ended at least 45 days prior to the Effective Date;

•	the Commitment Parties have received all fees required to be paid on, and all expenses for which invoices have been presented at least one business day prior to, the effective date of the merger;

•

the Lenders have received the following: (a) customary legal opinions from (i) counsel to the CIFSA and (ii) local counsel to Covidien plc, (b) customary resolutions and other evidence of authority, (c) customary officers’ certificates, (d) good standing certificates (to the extent applicable) in the jurisdiction of organization of CIFSA, Covidien plc and Covidien Ltd., (e) a customary certificate from the chief financial officer of Covidien plc with respect to the solvency (on a consolidated basis) of Covidien plc and its subsidiaries as of the Effective Date, (f) if requested by any Lender at least two business days prior to the Effective Date, a promissory note of CIFSA, (g) a borrowing notice and (h) all documentation and other information reasonably requested by MSSF or any Lender under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act (each of the documents referred to in the foregoing clauses (a), (b), (c), (e) and (g) shall be in form and substance reasonably satisfactory to MSSF);

•	there exists no injunction or other form of temporary restraining order with respect to the financing for the Offer and the Merger; and

•

MSSF shall have received confirmation that not less than two of the following ratings shall have been obtained with respect to the senior, unsecured, long-term indebtedness for borrowed money of CIFSA that is not guaranteed by any other person other than Covidien Ltd. or Covidien plc or subject to any other credit enhancement: (i) at least “BBB-” by S&P, (ii) at least “Baa3” by Moody’s and (iii) at least “BBB-” from Fitch, in each case with a stable or better outlook, which ratings and outlooks shall have been reaffirmed within 30 days prior to the Effective Date.

Interest Rates

The Facility will accrue interest at a rate per annum, at the election of CIFSA, equal to either (a) an alternate base rate or (b) an adjusted LIBO rate for a one, two, three or six month interest period, in each case plus a margin which fluctuates based upon our ratings from Standard & Poor Ratings Services, Moody’s Investor

Service, Inc. or Fitch, Inc.. The alternate base rate will be the highest of (i) the federal funds effective rate from time to time plus 1/2 of 1.00%, (ii) the rate of interest per annum from time to time published in the “Money Rates” section of The Wall Street Journal as being the “Prime Lending Rate” or, if more than one rate is published as the Prime Lending Rate, then the highest of such rates (each change in the Prime Lending Rate to be effective as of the date of publication in The Wall Street Journal of a “Prime Lending Rate” that is different from that published on the preceding domestic business day); provided, that, in the event that The Wall Street Journal shall, for any reason, fail or cease to publish the Prime Lending Rate, MSSF (acting in a commercially reasonable manner and in good faith) shall choose a reasonably comparable index or source to use as the basis for the Prime Lending Rate and (iii) the one month Adjusted LIBO Rate plus 1.00%. The adjusted LIBO rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the U.S. Federal Reserve to which our lenders are subject. If the Facility is not repaid in full within three months following the Effective Date, the applicable margin will increase by 25 basis points on the date that is 90 days following the Effective Date, and shall increase by an additional 25 basis points on the date that is 180 days following the Effective Date and by an additional 50 basis points on the date that is 270 days following the Effective Date.

Mandatory Prepayments

It is anticipated that borrowings under the Facility will be required to be prepaid in amounts equal to:

•

100% of the net proceeds of any sale or issuance of equity or issuance of debt securities or incurrence of indebtedness (other than proceeds received from (i) borrowings under existing syndicated credit facility commitments, (ii) commercial paper issuances, (iii) any refinancing of any existing indebtedness (other than (A) bilateral credit facilities in excess of $50 million in aggregate and (B) syndicated credit facilities) of Covidien plc or any of its subsidiaries to the extent the maturity date of such refinanced indebtedness is no more than 120 days from the date of such refinancing, (iv) any bilateral credit facilities not exceeding $200 million in aggregate entered into for working capital purposes or otherwise in the ordinary course of business, (v) any equity issuance pursuant to director or employee stock or option plans and similar arrangements, (vi) any equity issued as consideration for an acquisition or investment, which issuance does not result in cash proceeds and (vii) certain other customary exceptions to be agreed), or the committed amount of any new syndicated credit facilities incurred (including the amount by which any such existing commitments under CIFSA’s existing syndicated credit facilities is increased) by Covidien plc or any of its subsidiaries; and

•

100% of the net proceeds of any sale or other disposition (including as a result of casualty or condemnation) by Covidien plc or any of its subsidiaries of any assets (except for the sale of inventory in the ordinary course of business and certain other dispositions to be agreed on) provided, that no such proceeds shall be required to be applied to repay the Facility or reduce any commitments as described above unless they exceed $50 million for any individual transaction or series of related transactions or $150 million in the aggregate following the date of the Debt Commitment Letter.

Optional Prepayments

The Facility may be prepaid at par by CIFSA without premium or penalty (other than the payment of customary breakage amounts) in minimum amounts to be agreed upon. Any loans prepaid pursuant to the Debt Commitment Letter may not be reborrowed.

Summary

The foregoing summary of the Debt Commitment Letter does not purport to be a complete description of the terms and conditions of the Facility and is qualified in its entirety by reference to the Debt Commitment Letter, which is an exhibit to the Schedule TO, and which is hereby incorporated into this Offer to Purchase by reference. Copies of the Schedule TO, together with all exhibits thereto, including the Debt Commitment Letter, may be examined and obtained as set forth in Section 9 “Certain Information Concerning Covidien Group and Purchaser” of this Offer to

Purchase. If CIFSA draws on the Facility in connection with the acquisition of ev3, CIFSA intends to repay such borrowings under the Facility from working capital or refinance such borrowings with commercial paper or other permanent financing.

ev3’s stockholders are urged to read the Debt Commitment Letter in its entirety. In the event of any discrepancy between the terms of the Debt Commitment Letter and the above summary, the terms of the Debt Commitment Letter shall control.

CIFSA has provided a guaranty to ev3 for the full performance and payment by Covidien Group of its obligations pursuant to or in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and is liable for any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Covidien Group.

11. Contacts and Transactions with ev3; Background of the Offer

Background of the Offer

Covidien plc and its subsidiaries (for the purposes of this section, “Covidien”) regularly review and consider strategic developments and alternatives. In connection with these reviews, the board of directors of Covidien plc from time to time meets, together with management, to discuss strategic matters. In the past, these discussions have concerned possible transactions, including dispositions, investments and other business initiatives intended to create or enhance stockholder value. Pursuant to such discussions, management of Covidien determined that it had a potential interest in pursuing a transaction involving ev3.

In early November, 2009, Robert J. Palmisano, ev3’s President and Chief Executive Officer, received a telephone call from a representative from Piper Jaffray & Co. (“Piper Jaffray”) indicating that Richard J. Meelia, Chairman, Chief Executive Officer and President of Covidien plc, requested an in-person meeting to discuss exploring a potential transaction with ev3. The meeting was originally scheduled for November 23, 2009, but was re-scheduled and took place on December 21, 2009.

On December 21, 2009, Richard Meelia, Covidien’s President, Chief Executive Officer and Chairman, Charles J. Dockendorff, Executive Vice President and Chief Financial Officer of Covidien, José Almeida, Covidien’s President, Medical Devices, Amy Wendell, Covidien’s Senior Vice President, Strategy and Business Development, and Joseph Woody, Covidien’s President, Vascular Therapies, met with Robert Palmisano, ev3’s President and Chief Executive Officer and Robert DeSutter, Managing Director of Piper Jaffray & Co., ev3’s financial advisor, to enable ev3 and Covidien to learn more about each other. During this meeting, Mr. Palmisano presented an overview of ev3. It was decided that the two companies would meet again during J.P. Morgan’s Annual Healthcare Conference in San Francisco, California, to be held on January 11, 2010.

On January 11, 2010, Ms. Wendell and Mr. Woody met informally with Mr. Palmisano and Shawn McCormack, ev3’s Chief Financial Officer, at the J.P. Morgan Healthcare Conference in San Francisco, and reiterated Covidien’s interest in pursuing a potential transaction with ev3. Shortly after this meeting, Ms. Wendell sent to Mr. McCormick a list of initial due diligence questions.

On January 21, 2010, Mr. McCormick telephoned Ms. Wendell and shared with her certain publicly available information concerning ev3 and stated that ev3 would not provide Covidien with any non-public information about ev3 or its business until Covidien had signed a confidentiality agreement. During this conversation, Ms. Wendell told Mr. McCormick that Covidien’s management had discussed the acquisition of ev3 by Covidien with the board of directors of Covidien plc and that due in part to the recent increase in ev3’s Share price Covidien no longer viewed a potential transaction with ev3 as feasible.

On February 8, 2010, Ms. Wendell confirmed during a telephone conversation with Mr. McCormick that due to the recent increase in ev3’s Share price Covidien no longer viewed a potential transaction with ev3 as feasible.

In February 2010, Jeff Hoffman, Managing Director of J.P. Morgan Securities Inc., ev3’s financial advisor, and Rakesh Mehta, Executive Director of J.P. Morgan Securities Inc. telephoned Ms. Wendell indicating that ev3 was considering a potential auction process, and inquiring whether Covidien would be interested in participating in any such auction process. Ms. Wendell indicated that Covidien would consider participating in such auction process.

On March 18, 2010, Mr. Mehta contacted Ms. Wendell to inform her that ev3 had retained J.P. Morgan to conduct an auction process for a potential sale of ev3. Later that day, Mr. Mehta sent to Dennis Crowley, Covidien’s Vice President, Corporate Development, a proposed form of confidentiality agreement. Over the next several days, counsel for Covidien and ev3 negotiated the confidentiality agreement. The parties executed the confidentiality agreement on April 6, 2010. Also on March 18, 2010, Covidien requested follow-up information from ev3.

On April 6, 2010, several members of Covidien’s management, together with representatives from Morgan Stanley, Covidien’s financial advisor, met with several members of ev3’s management in Minneapolis, Minnesota at the offices of Oppenheimer Wolff & Donnelly LLP, counsel to ev3. During this meeting, ev3 presented a detailed overview of its business.

On April 13, 2010, Mr. Mehta sent to Ms. Wendell a process letter requesting Covidien to submit a non-binding indication of interest, including a proposed valuation for ev3, by no later than April 16, 2010.

On April 16, 2010, Ms. Wendell sent to Mr. Mehta a letter expressing the interest of Covidien to acquire all of the outstanding capital stock of ev3 for a per share price in the range of $20.00 to $21.00, payable in cash. The proposal stated that the final valuation would be refined based on Covidien’s second round due diligence and that Covidien expected the definitive documentation not to contain a financing condition. Covidien’s indication of interest further stated that the proposed valuation range assumed that ev3 had $98.1 million of cash, $6.5 million of debt, 112.6 million outstanding shares, and 11 million outstanding options and restricted stock awards.

On April 23, 2010, Mr. Hoffman telephoned Javier Grana, Managing Director of Morgan Stanley, to inform Mr. Grana that ev3’s board of directors had decided to continue exploring a potential transaction and to invite Covidien to participate in the second round of the auction process. Mr. Hoffman noted that, if Covidien wanted to participate in the second round of the auction process, it would need to indicate a willingness to submit a bid that was in excess of $21.00 per Share and enter into another confidentiality agreement with ev3 that contained a standstill provision.

On April 26, 2010, Mr. Mehta sent to DJ Sardella, Covidien’s Senior Mergers & Acquisitions Counsel, a proposed confidentiality agreement that was intended to supersede the confidentiality agreement executed by the parties on April 6, 2010. Mr. Mehta advised that ev3 required the new agreement, which added standstill and no solicitation provisions, as a condition to allowing Covidien to receive additional due diligence materials. Over the next several days, counsel for Covidien and ev3 negotiated the confidentiality agreement. The parties executed the confidentiality agreement on April 28, 2010. On that same day, ev3 granted Covidien access to an electronic data room. Over the next several weeks, Covidien conducted its due diligence review of ev3.

On April 27, 2010, a representative of Morgan Stanley contacted a representative of J.P. Morgan and signaled Covidien’s willingness to submit a bid in excess of $21.00 per Share. Covidien requested a detailed in-person diligence meeting between Covidien and members of ev3’s senior management.

On May 5, 2010, members of Covidien’s management, together with representatives of Covidien’s tax, accounting and financial advisors, met with members of ev3’s management at the Westin hotel in Minneapolis, Minnesota. During this meeting, ev3 presented further information regarding its business.

On May 14, 2010, Mr. Mehta sent to Ms. Wendell a letter describing the process for submission of a final offer to acquire ev3. Enclosed with such letter was a draft form of agreement and plan of merger, the terms of which included a proposed termination fee equal to 2.25% of the equity value of the offer price of the transaction. The letter from Mr. Mehta instructed Covidien to submit a final and binding offer by no later than

May 27, 2010. The letter further instructed Covidien to include with its offer a mark-up of the proposed agreement and plan of merger in a form that Covidien would be willing to execute. The letter emphasized that Covidien should consider its submission a best and final offer, and should assume that it will not have an opportunity to modify its offer.

On May 17, 2010, J.P. Morgan sent Covidien draft disclosure schedules to the Merger Agreement.

On May 26, 2010, Covidien’s board of directors approved the proposed Merger Agreement, the Offer and the Merger, and authorized Covidien management to submit a binding offer to acquire ev3 in accordance therewith.

On May 26, 2010, representatives of outside counsel to Covidien, Ropes & Gray LLP, contacted counsel to ev3, Willkie Farr & Gallagher LLP and Oppenheimer Wolff & Donnelly LLP, to discuss certain issues relating to the Merger Agreement.

On May 27, 2010, Mr. Palmisano received a telephone call from Mr. Meelia, who stated that Covidien had a strong strategic interest in acquiring ev3. Mr. Meelia also indicated that Covidien considered the transaction as a high strategic priority and would be ready to move forward expeditiously to complete a transaction.

On May 27, 2010, Ms. Wendell sent to Mr. Mehta a letter setting forth Covidien’s offer to acquire all of the outstanding capital stock of ev3 for a per share price of $22.50, payable in cash. Ms. Wendell’s letter stated that the offered per share price was conditioned upon ev3 having (i) no more than 113,181,212 outstanding shares (plus any shares issued since April 28, 2010 pursuant to options and restricted stock awards), (ii) a net cash position of at least $111 Million, and (iii) no more than 9,869,501 outstanding options and restricted stock awards (other than additional awards permitted under the terms of the Merger Agreement). The letter also enclosed a revised draft of the proposed agreement and plan of merger, a third party commitment letter from Morgan Stanley Senior Funding, Inc. which, together with available cash, would provide Covidien with sufficient cash to consummate the transaction, and indicated that Covidien was willing to execute such agreement. Covidien’s draft agreement and plan of merger included a proposed termination fee of $95,500,000 (which represented approximately 3.75% of the equity value of the offer price of the transaction).

On May 28, 2010, Mr. Hoffman telephoned Mr. Grana indicating that ev3’s board of directors had authorized J.P. Morgan to contact Covidien to advise that if Covidien was prepared to increase its offer price to $23 per share and move expeditiously towards execution of the Merger Agreement on June 1, 2010, ev3 would engage in negotiations with Covidien to finalize the Merger Agreement. After consultation with Covidien’s management, Mr. Grana telephoned Mr. Hoffman to inform him that Covidien was not willing to increase its offer price, but was willing to move expeditiously to finalize the Merger Agreement by June 1, 2010. Later that day, Mr. Hoffman telephoned Mr. Grana to inform him that ev3’s board of directors was willing to accept Covidien’s offer price of $22.50 per share, and engage in negotiations to finalize the Merger Agreement.

Over the next several days, counsel for Covidien and ev3 negotiated the terms of the Merger Agreement, including, but not limited to, the parties to the Merger Agreement, the size of the termination fee and triggers for payment of the termination fee, the definition of Material Adverse Effect, the “no shop” provision, the terms under which Covidien would have the right to match a superior proposal, the operating covenants applicable to ev3 between signing and closing, and closing conditions for the transaction. During the same period, the terms of the Tender and Voting Agreement and the Guaranty were negotiated.

On May 31, 2010, ev3’s board of directors approved the proposed Merger Agreement, the Offer and Merger. Early in the morning on June 1, 2010, the Merger Agreement, the Tender and Voting Agreement, the Guaranty and the Commitment Letter and other transaction-related documents were signed and their execution was announced later that day in a joint press release the following morning.

Contacts and Transactions with ev3

As of the date of this Offer to Purchase, Covidien Group and Purchaser have not entered into any agreement, arrangement or understanding with Mr. Palmisano or any other members of ev3 management regarding employment or consultancy with the surviving corporation. Covidien Group intends to seek to retain certain members of the ev3 management team following the Effective Time. As part of these retention efforts, Covidien Group may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with ev3 executive officers and other key ev3 employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3 — Plans for ev3” of this Offer to Purchase.

12. Purpose of the Offer; the Merger Agreement; Plans for ev3

Purpose

The purpose of the Offer is to enable Covidien plc, through Covidien Group and Purchaser, to acquire control of ev3 and is the first step in Covidien Group’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we and Covidien Group have filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9 “Certain Information Concerning Covidien Group and Purchaser.” Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer. The Merger Agreement provides that we will commence the Offer no later than June 15, 2010 and that, upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer, we will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The conditions of the Offer are set forth in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Top-Up Option. Pursuant to the Merger Agreement, ev3 has granted us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by us or Covidien Group at the time of exercise of the Top-Up Option (including all Shares validly tendered and not properly withdrawn in the Offer at the time the Shares are accepted for payment but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), will constitute one Share more than 90% of all of the outstanding Shares (assuming the issuance of the Top-Up Shares). The Top-Up Option must be exercised if, following the time we accept the Shares for payment in the Offer, 75% or more of the Shares outstanding (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered) will be owned by us or Covidien Group and our subsidiaries and after giving effect to the exercise of the Top-Up Option we and Covidien Group would own one Share more than 90% of the Shares outstanding (after giving effect to the issuance of the Top-Up Shares but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered). We may exercise the Top-Up Option once at any time following the time at which we first accept any Shares for payment pursuant to the Offer. However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option (less the maximum number of Shares potentially necessary for issuance with respect to all outstanding stock options, restricted stock, restricted stock units or other obligations of ev3) and is subject to the conditions, unless waived by ev3, that no provision of any applicable law and no applicable order or injunction or other judgment will prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. The purpose of this provision is to facilitate a short-form merger following completion of the Offer. The Top-Up Option will terminate concurrently with the consummation of the Merger.

The Merger. The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” Purchaser will be merged with and into ev3, the separate corporate existence of Purchaser will thereupon cease and ev3 will be the surviving corporation in the Merger. Each issued Share (other than any Shares owned by Covidien Group, Purchaser, any other wholly owned subsidiary of Covidien Group or ev3, or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive, respectively, the Offer Price in cash, without interest thereon.

Vote Required to Approve Merger. The DGCL requires, among other things, that ev3’s board of directors approve the Merger Agreement and, if the short-form merger procedure described below is not available, that the holders of a majority of ev3’s outstanding voting securities adopt the Merger Agreement. If the short-form merger procedure is not available for the Merger, ev3’s stockholders will need to adopt the Merger Agreement. If stockholder adoption is required by the DGCL, ev3 will (subject to applicable legal requirements and requirements of its certificate of incorporation and bylaws) call and hold a meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. If the Minimum Condition in the Offer is satisfied and we accept for payment Shares tendered pursuant to the Offer, we will have sufficient voting power to approve the Merger Agreement at a meeting of ev3 stockholders without the affirmative vote of any other ev3 stockholder.

“Short-Form” Merger Procedure. The DGCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, Purchaser would have to own at least 90% of the outstanding Shares of ev3. If we are able to consummate the Merger pursuant to these provisions of the DGCL, the closing of the Merger would take place as promptly as practicable after the closing of the Offer, without any notice to or approval of the other stockholders of ev3.

Conditions to the Merger. The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a)	the adoption of the Merger Agreement by the requisite vote of the holders of the Shares, to the extent required pursuant to the DGCL;

(b)	no governmental entity having jurisdiction over ev3, Covidien Group or the Purchaser shall have enacted or issued any law or order, injunction, judgment, decree or ruling, or taken any other action enjoining or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement;

(c)	the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”), or any applicable antitrust laws in Germany, Austria or Spain have not expired, or been terminated, as applicable; and

(d)	that the Shares validly tendered pursuant to the Offer and not properly withdrawn will have been accepted for payment and paid for pursuant to the Offer and the terms of the Merger Agreement; provided, however, that neither Covidien Group nor Purchaser will be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Purchaser will have failed to purchase any of the Shares validly tendered and not withdrawn pursuant to the Offer.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the time we first accept Shares in the Offer:

a)	by mutual written consent of Covidien Group and ev3;

b)

by either Covidien Group or ev3: (i) if as a result of the failure of any of the conditions to the Offer, the Offer has terminated or expired (after giving effect to any extensions) without Purchaser having purchased any Shares pursuant to the Offer on or prior to December 31, 2010 (the “End Date”) (provided that the terminating party’s material breach of the Merger Agreement did not cause the failure of such conditions to be satisfied), or (ii) if any governmental entity having jurisdiction over ev3, Covidien Group or Purchaser has enacted or issued any law or order, injunction, judgment, decree or ruling, or taken any other material action, such that conditions (b) or (c) to the Merger described above would not be satisfied;

c)	by ev3 if (i) prior to the time we first accept Shares in the Offer, there has been a breach of the Merger Agreement by us or Covidien Group, or if any representation or warranty made by us or Covidien Group is untrue, and such breach or failure to be true would reasonably be expected to have a material adverse effect on the ability of us or Covidien Group to consummate the transactions contemplated by the Merger Agreement, provided that if such breach or inaccuracy is capable of being cured prior to the earlier of the End Date or 20 business days from the date ev3 notifies Covidien Group of such breach or inaccuracy, ev3 cannot terminate the Merger Agreement prior to such date if we and Covidien Group are taking reasonable best efforts to cure such breach or inaccuracy, and cannot terminate after such date if such breach or inaccuracy is cured at or prior to such date, in any case only if ev3 has not materially breached the Merger Agreement, (ii) prior to the time we first accept Shares in the Offer, it accepts a Superior Proposal pursuant to the terms described below under “Alternative Acquisition Proposals”, or (iii) we terminate or make any change to the Offer in breach of the Merger Agreement or if we breach our obligation to accept for purchase all Shares validly tendered and not properly withdrawn in the Offer;

d)	by Covidien Group if (i) prior to the time we first accept Shares in the Offer, there has been a breach of the Merger Agreement by ev3, or if any representation or warranty made by ev3 is untrue, such that a condition to the Offer would not be satisfied, provided that if such breach or inaccuracy is capable of being cured prior to the earlier of the End Date or 20 business days from the date Covidien Group notifies ev3 of such breach or inaccuracy, Covidien Group cannot terminate the Merger Agreement prior to such date if ev3 is taking reasonable best efforts to cure such breach or inaccuracy, and cannot terminate after such date if such breach or inaccuracy is cured at or prior to such date, and in any case only if we or Covidien Group have not materially breached the Merger Agreement; or (ii) prior to the time we first accept Shares in the Offer, ev3’s board of directors has made a Change of Recommendation (as described below under “Alternative Acquisition Proposals”).

In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will become null and void and be of no further force or effect and there will be no liability on the part of us, Covidien Group or ev3 (or any of their respective directors, officers, employees, stockholders, agents, advisors or representatives), except for, with respect to us, Covidien Group and ev3, certain enumerated exceptions; provided, however, that such a termination will not relieve any party from liability for fraud or willful breach of any of its covenants or agreements set forth in the Merger Agreement.

Alternative Acquisition Proposals. The Merger Agreement requires ev3 to cease all existing discussions and negotiations with any persons (other than us, Covidien Group or any subsidiaries or representatives of us or Covidien Group) with respect to any proposal that constitutes, or would reasonably be expected to lead to:

•

an offer, proposal or effort to acquire beneficial ownership (as defined in Section 13(d) of the Exchange Act) of 20% or more of ev3’s Shares pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction or series of related transactions; or

•	an offer, proposal or effort to acquire 20% or more of the assets of ev3 and its subsidiaries, taken as a whole.

Each of the above bullet points is referred to in the Merger Agreement and the Offer as an “Acquisition Proposal.”

Except as provided in the following two paragraphs, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the time we first accept Shares in the Offer, ev3 and its subsidiaries will not and will not authorize or permit its representatives to directly or indirectly:

•	initiate, solicit, or knowingly encourage or facilitate, or participate or engage in any negotiations, inquiries or discussions with respect to any Acquisition Proposal;

•

in connection with any actual or potential Acquisition Proposal, disclose or furnish any nonpublic information or data concerning ev3’s business or properties or afford any person other than Covidien Group or its representatives access to its properties, books, or records, except as required by a governmental demand for information;

•	enter into or execute, or propose to enter into or execute, any agreement relating to an Acquisition Proposal; or

•

approve, endorse, recommend or make or authorize any statement, recommendation, or solicitation in support of any Acquisition Proposal or any offer or proposal relating to an Acquisition Proposal other than with respect to the Offer, the Merger or the transactions contemplated by the Merger Agreement.

However, these restrictions will not prohibit ev3 or ev3’s board of directors from taking and disclosing to ev3’s stockholders the position of the ev3 board of directors with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder.

If, prior to the time we first accept Shares in the Offer, ev3 is contacted by a third party expressing interest in discussing an Acquisition Proposal or receives an Acquisition Proposal, and ev3 has not materially breached its non-solicitation obligations described above, ev3 may participate or engage in negotiations, inquiries or discussions (including, as part thereof, making any counterproposals) with, or disclose or furnish any non-public information and data to, such third party (but only after any such third party enters into a confidentiality agreement, on substantially the same terms contained in, and no less restrictive than, the confidentiality agreement we have entered into with ev3) making such contact or making such Acquisition Proposal and their respective representatives and potential sources of financing, if, and only if, prior to the time we first accept Shares in the Offer ev3’s board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such third party has submitted to ev3 an Acquisition Proposal that is, or would reasonably be expected to lead to, a Superior Proposal and the ev3 board determines in good faith, after consultation with counsel, that the failure to participate in such negotiations, inquiries or discussions, disclose or furnish such information, enter into any agreement related to any Acquisition Proposal or accept any offer or proposal relating to an Acquisition Proposal would reasonably be expected to violate the fiduciary duties of ev3’s directors under applicable law.

ev3 will within 24 hours notify Covidien Group in writing in the event ev3 receives (i) any Acquisition Proposal or (ii) any request for non-public information relating to ev3 or its subsidiaries other than requests for information in the ordinary course of business and, in the good faith judgment of ev3’s board, unrelated to an Acquisition Proposal. ev3 will (a) provide Covidien Group all such information (including the identity of the person making such Acquisition Proposal) as is necessary to keep Covidien Group informed of the status and material terms of any such Acquisition Proposal and of any material amendments thereto, (b) promptly provide Covidien Group a copy of all written information provided by or on behalf of such third party in connection with any Acquisition Proposal or provided by or on behalf of ev3 or its representatives to such third party (other than any information which has previously been made available to Covidien Group or its representatives), and (c) promptly (and in any event within 24 hours of such determination) notify Covidien Group of any determination by ev3’s board of directors that such Acquisition Proposal constitutes a Superior Proposal. ev3 will not, and will cause its subsidiaries not to, enter into any agreement with any third party subsequent to the date of the Merger Agreement that would restrict ev3’s ability to provide such information to Covidien Group, and, if ev3 is a party to any agreement that would prohibit ev3 from providing such information to Covidien Group, prior to providing non-public information to, or engaging in discussions or negotiations with, the counterparty to such agreement, ev3 will obtain approval from the counterparty to such agreement to allow ev3 to provide such information to Covidien Group.

A “Superior Proposal” is defined in the Merger Agreement to be an Acquisition Proposal to acquire (i) beneficial ownership (as defined in the Exchange Act) of 50% or more of ev3 Shares pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction or series of related transactions involving ev3 or (ii) 50% or more of the assets of ev3 and its subsidiaries, taken as a whole, and which ev3’s board of directors determines, after consultation with its outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of the Acquisition Proposal and all financial, legal, regulatory, and other aspects of the Acquisition Proposal, is more favorable to ev3 and its stockholders than the transaction contemplated by the Merger Agreement.

In the Merger Agreement, ev3 has agreed that neither ev3’s board of directors nor any committee thereof will, unless the Merger Agreement has been properly terminated (as described above under “Termination of the Merger Agreement”), (a) make a Change of Recommendation or (b) approve or recommend, or publicly propose to approve or recommend, or allow ev3 to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding (i) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal or (ii) requiring it to abandon, terminate, or fail to consummate the transactions contemplated by the Merger Agreement.

Notwithstanding the restrictions described in the preceding paragraph, prior to the time we first accept Shares in the Offer, if ev3’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor that (i) (x) a written Acquisition Proposal received by ev3 constitutes a Superior Proposal and (y) the failure to take such action would reasonably be expected to violate the fiduciary duties of ev3’s directors under applicable law, or (ii) in the absence of an Acquisition Proposal, due to events occurring after the date of the Merger Agreement, the failure to take such action would reasonably be expected to violate the fiduciary duties of ev3’s directors under applicable law, ev3’s board of directors may:

a)	make a Change of Recommendation; or

b)	in the case of clause (i) above, terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal.

However, ev3 may not terminate the Merger Agreement pursuant to clause (b) unless in advance of or concurrently with such termination, ev3 (1) pays the termination fee (described below) required by the Merger Agreement, (2) simultaneously with such termination enters into a merger agreement, agreement in principle, acquisition agreement, purchase agreement, or other similar agreement relating to an Acquisition Proposal (an “Alternative Acquisition Agreement “) and (3) terminates the Merger Agreement pursuant to clause (c)(ii) above under “Termination of the Merger Agreement.” In addition, ev3’s board of directors may not effect a Change of Recommendation pursuant to clause (a) or terminate the Merger Agreement pursuant to clause (b) unless:

1)	ev3 shall have provided prior written notice to Covidien Group at least 3 business days in advance (the “Notice Period”) of its intention to take such action with respect to a Superior Proposal or otherwise make a Change of Recommendation, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) or the reasons for such Change of Recommendation in the absence of a Superior Proposal, as the case may be;

2)	prior to effecting such Change of Recommendation or terminating the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, ev3 shall, and shall direct its financial and legal advisors to, during the Notice Period, negotiate with Covidien Group in good faith (to the extent Covidien Group desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement; and

3)	following the Notice Period (and giving effect to any proposed adjustments to the terms of the Merger Agreement) ev3’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor (in the case of clause (i) below) that (i) such Acquisition Proposal remains a Superior Proposal or (ii) the failure to make such Change of Recommendation would still violate the fiduciary duties of the Company’s directors under applicable law.

In the event of any material revisions to the Superior Proposal or material changes to the facts and circumstances necessitating such Change of Recommendation after the start of the Notice Period, ev3 is required to deliver a new written notice to Covidien Group and to comply with the requirements described in clauses (1) through (3) above with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice. Any Change of Recommendation shall not change the approval of ev3’s board of directors for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger or the transactions contemplated by the Tender and Voting Agreement.

Fees and Expenses; Termination Fee. The Merger Agreement provides that, except as described below, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger or any of the other transactions contemplated by the Merger Agreement is consummated.

The Merger Agreement provides that ev3 will pay Covidien Group a termination fee of $83,650,522 if the Merger Agreement is terminated (1) by ev3 pursuant to clause (c)(ii) under “Termination of the Merger Agreement” above, (2) by Covidien Group pursuant to clause (d)(ii) under “Termination of the Merger Agreement” above, (3) by Covidien Group pursuant to clause (b)(i) under “Termination of the Merger Agreement” above, following a knowing, material breach by ev3 or its subsidiaries or representatives of its restrictions described under “Alternative Acquisition Proposals” above, or (4) by either ev3 or Covidien Group pursuant to clause (b)(i) under “Termination of the Merger Agreement” above if (A) there has been publicly disclosed after the date of the Merger Agreement and prior to the date of termination of the Merger Agreement an Acquisition Proposal that remains outstanding and not withdrawn as of the date of termination of the Merger Agreement, and (B) within 12 months after such termination, ev3 enters into a definitive agreement with respect to a Qualifying Transaction (as defined below) or consummates a Qualifying Transaction (in each case regardless of whether the Qualifying Transaction is the Acquisition Proposal referred to in clause (A)). The termination fee is payable concurrently with the termination by ev3 described in clause (1) above, within 1 business day after termination by Covidien Group described in clauses (2) and (3) above, and within 1 business day after ev3 executes and delivers a definitive agreement with respect to (or, if earlier, consummates) a Qualifying Transaction in connection with a termination described in clause (4) above. “Qualifying Transaction” means any acquisition of (i) 50% or more of the outstanding Shares of ev3 pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving ev3 or (ii) all or substantially all of the assets of ev3 and its subsidiaries, taken as a whole.

Conduct of Business. The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the time we first accept any Shares for payment pursuant to the Offer, ev3 will, except to the extent that Covidien Group otherwise consents in writing, except as otherwise expressly provided in the Merger Agreement, or except as may be required by law, carry on its business in the ordinary and usual course in all material respects consistent with past practice.

Without limiting the generality of the foregoing, without the prior written consent of Covidien Group (such consent not to be unreasonably withheld, conditioned or delayed) and except as otherwise specifically provided in, or in furtherance of any action permitted to be taken by, the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the time we first accept any Shares for payment pursuant to the Offer, ev3 has agreed to:

(a)	Use reasonable best efforts to preserve intact its current business organization;

(b)	Use reasonable best efforts to maintain its relationships with customers, suppliers and others having business dealings with it;

(c)	Use reasonable best efforts to notify and consult with Covidien Group promptly (i) after receipt of any material communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a governmental entity and (ii) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs;

(d)	Use reasonable best efforts to preserve intact and keep available the services of present employees of ev3 and its subsidiaries;

(e)	Use reasonable best efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement;

(f)	Use reasonable best efforts to preserve and protect the intellectual property owned by ev3 and its subsidiaries;

(g)	Not amend its certificate of incorporation or bylaws;

(h)	Not issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (i) any shares of capital stock of any class or any other ownership interest of ev3 or any of its subsidiaries, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any other ownership interest of ev3 or any of its subsidiaries, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any other ownership interest of ev3 or any of its subsidiaries or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other ownership interest of ev3 or any of its subsidiaries, or (ii) any other securities of ev3 or any of its subsidiaries in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement, except for (A) Shares to be issued or delivered (1) pursuant to the Company Stock Plans, (2) in connection with acquisitions consistent with past practice or (3) pursuant to the Agreement and Plan of Merger dated as of June 2, 2009, by and among ev3, Starsky Merger Sub, Inc., Starsky Acquisition Sub, Inc., Chestnut Medical Technologies, Inc. and CMT SR, Inc., (B) the issuance, grant or delivery of up to an aggregate amount of 750,000 equity awards to certain of its employees, directors and consultants or (C) the exercise of the Top-Up Option;

(i)	Not redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding Shares, other than (x) from holders of Company Options in full or partial payment of the exercise price, or (y) in connection with the withholding of taxes payable by any holder of Company Options, Company Restricted Stock or Company RSUs upon the exercise, settlement or vesting thereof, in each case to the extent required or permitted under the terms of such equity awards or any applicable Company Stock Plan;

(j)	Not split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such; provided that this prohibition does not apply to dividends or distributions declared, set aside for payment or paid by subsidiaries of ev3 to ev3 or any other wholly owned subsidiary of ev3;

(k)	Not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of ev3 or any of its subsidiaries, other than the Offer, the Merger or the transactions contemplated by the Merger Agreement;

(l)	Not acquire, sell, lease, dispose of, pledge or encumber any assets, other than (i) acquisitions in existing or related lines of business of ev3 or any of its subsidiaries as to which the aggregate consideration for all such acquisitions does not exceed $2,000,000, (ii) sales, leases, dispositions, pledges or encumbrances of assets with an aggregate fair market value of less than $2,000,000, or (iii) sales or transfers of inventory in the ordinary course of business;

(m)	(i) other than in the ordinary course of business consistent with past practice, not incur any indebtedness for borrowed money in addition to that incurred as of the date of the Merger Agreement or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person or entity, other than (A) to ev3 or any wholly owned subsidiary of ev3 or (B) strategic investments as to which the aggregate consideration for all such investments does not exceed $2,000,000, or (ii) not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of (1) in the ordinary course of business and consistent with past practice, liabilities reflected or reserved against in ev3’s consolidated balance sheet as of April 4, 2010, (2) liabilities incurred in the ordinary course of business since April 4, 2010, or (3) all amounts under the Loan and Security Agreement, dated June 28, 2006, by and among Silicon Valley Bank and certain of ev3’s subsidiaries;

(n)	Not change the compensation payable to any officer, director, employee, agent or consultant, or enter into any employment, severance, retention or other agreement or arrangement with any officer, director, employee, agent or consultant of ev3 or any of its subsidiaries, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan or otherwise, except (A), in each case, as required by law or in accordance with existing agreements provided to Covidien Group and disclosed in the Disclosure Schedule to the Merger Agreement and (B), in the case of compensation for employees, agents or consultants who are not officers or directors, in the ordinary course of business consistent with past practice unless the total compensation payable to such employee, agent or consultant (including base, bonus opportunity at target, equity, sign-on bonus and relocation) equals or exceeds $200,000; or make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise;

(o)	except as may be contemplated by the Merger Agreement, in the ordinary course of business consistent with past practices or to the extent required or advisable to comply with applicable law, not terminate or materially amend any ev3 employee benefit plans;

(p)	Not change in any material respect any of the accounting methods used by ev3 unless required by generally accepted accounting principles or applicable law;

(q)	Not enter into a material contract or amend, terminate or waive, release or assign any material rights or claims with respect to any material contract in any material respect;

(r)	Not settle (i) any suit, action, claim, proceeding or investigation that is disclosed in the ev3’s reports filed with the SEC prior to the date of the Merger Agreement or (ii) any other suit, action, claim, proceeding or investigation;

(s)	Not make, revise, or amend any material tax election or settle or compromise any material federal, state, local, or foreign tax liability, change any material tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended tax return, file any tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any waiver or extension of the statute of limitations applicable to any material tax claim or assessment; and

(t)	Not enter into any contract, agreement, commitment or arrangement to do any of the items prohibited by clauses (g) through (s) above.

Board of Directors. The Merger Agreement provides that, upon the payment by Purchaser for any Shares accepted by Purchaser for payment pursuant to the Offer and from time to time thereafter so long as Covidien Group directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Covidien Group shall be entitled to designate up to such number of directors, rounded up to the next whole number, on ev3’s board of directors as is equal to the product of (i) the total number of directors on the ev3 board of directors (giving effect to the election or appointment of any additional directors designated by Covidien Group) and (ii) the percentage that the number of Shares beneficially owned by Covidien Group and/or Purchaser (including Shares accepted for payment in the Offer and the Shares purchased by exercise of the Top-Up Option, if any) bears to the total number of Shares outstanding, and ev3 will, upon request by Purchaser, promptly increase the size of ev3’s board of directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser’s designees to be so elected or appointed. At such time, ev3 will, upon Covidien Group’s request, also cause individuals designated by Purchaser to constitute the same percentage as such individuals represent of the entire ev3 board of directors on (i) each committee of ev3’s board of directors (other than any committee of such board of directors comprised solely of those directors who were directors of ev3 as of the date of the Merger Agreement established to take action under the Merger Agreement); (ii) each board of directors and each committee thereof of each wholly owned subsidiary of ev3 and (iii) the designees, appointees or other similar representatives of ev3 on each board of directors (or other similar governing body) and each committee thereof of each non-wholly owned subsidiary of ev3. Following the designation of Covidien Group’s director designees until the Effective Time, Covidien Group and Purchaser have agreed to use their reasonable best efforts to cause the ev3 board to include at least 3 Continuing Directors (as defined below) and to cause the board committees of ev3 and its subsidiaries to include at least 1 Continuing Director. A “Continuing Director” is a member of the ev3 board as of the date of the Merger Agreement or a person selected by the Continuing Directors then in office, each of whom is an independent director under Nasdaq rules. The approval of a majority of Continuing Directors (or the sole Continuing Director if there shall be only 1 Continuing Director) is required in order to (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of ev3, (ii) extend the time for performance of, or waive, any of the obligations or other acts of the Covidien Group or Purchaser under the Merger Agreement, (iii) waive or exercise any of the ev3’s rights under the Merger Agreement, (iv) waive any condition to the ev3’s obligations under the Merger Agreement, (v) amend ev3’s certificate of incorporation or bylaws, (vi) authorize any agreement between ev3 or any of ev3’s subsidiaries, on the one hand, and Covidien Group, Purchaser or any of their affiliates, on the other hand, or (vii) make any other determination with respect to any action to be taken or not to be taken by or on behalf of ev3 relating to the Merger Agreement or the transactions contemplated by the Merger Agreement.

Stock Options, Restricted Stock and Restricted Stock Units. The Merger Agreement provides that each outstanding Company Option that is outstanding immediately prior to the Effective Time whether or not then vested and exercisable, will be cancelled and, in consideration of such cancellation, Covidien Group will, or will cause the surviving corporation to, promptly following the Effective Time, pay to such holders of Company Options, an amount in respect thereof equal to the product of (x) the excess, if any, of (1) the Offer Price over (2) the exercise price of each such Company Option multiplied by (y) the total number of Shares previously subject thereto (such payment, if any, to be reduced by applicable taxes withheld).

The Merger Agreement also provides that, as soon as reasonably practicable following the date of the Merger Agreement, and in any event prior to the Effective Time, (i) each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall vest in full and become non-forfeitable effective immediately prior to the Effective Time and shall be cancelled at the Effective Time and converted into the right to receive a price per share equal to the Offer Price (subject to any applicable withholding of taxes required by applicable Law), and (ii) each Company RSU that is outstanding immediately prior to the Effective Time shall vest in full effective immediately prior to the Effective Time and the Shares issued thereunder shall be cancelled at the Effective Time and converted into the right to receive a price per share equal to the Offer Price (subject to any applicable withholding of Taxes required by applicable Law).

As of the Effective Time, the Company Stock Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of ev3 or any subsidiary of ev3 will be cancelled. ev3 has agreed to use all reasonable efforts to effectuate the foregoing, including, but not limited to, sending out the requisite notices and adopting resolutions to cash out and cancel all Company Options, Company Restricted Stock and Company RSUs necessary to ensure that, after the Effective Time, no person will have any right under the Company Stock Plans, except as set forth in the Merger Agreement.

The Merger Agreement provides that the ESPP may continue to be operated according to its terms and past practice for the current stock purchase offering period. If the Effective Time is expected to occur prior to the end of the current stock purchase offering period under the ESPP, when options to purchase Shares become exercisable, ev3 will provide for an earlier purchase date, in accordance with the ESPP, as close to the Effective Time as is administratively possible and ev3 will notify each participant in the ESPP in writing at least ten days prior to the earlier purchase date that the purchase date for his or her option to purchase Shares has been changed and that his or her option to purchase Shares will be exercised automatically on the earlier purchase date unless he or she withdraws from the offering prior to that date in accordance with the ESPP. The Merger Agreement provides that ev3 will suspend the commencement of any offering under the ESPP unless and until the Merger Agreement is terminated according to its terms and that ev3 will terminate the ESPP as of the Effective Time.

Indemnification and Insurance. Under the Merger Agreement, Covidien Group has agreed to, and shall cause the surviving corporation to, indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of each ev3 subsidiary and any treasurer of ev3 (the “Indemnified Parties” and, each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the fullest extent that the surviving corporation is permitted by law.

Covidien Group has also agreed to cause to be maintained in effect for not less than 6 years from the Effective Time ev3’s policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by ev3 and its subsidiaries for the Indemnified Parties and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time with respect to matters occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not be in excess of two hundred percent (200%) of the last annual premium paid prior to the Effective Time (the “Maximum Premium”). Under the Merger Agreement, ev3 may, prior to the Effective Time, purchase a so-called “Reporting Tail Endorsement” with an annual premium not in excess of the Maximum Premium, in which case, provided that Covidien Group causes the surviving corporation to maintain such Reporting Tail Endorsement in full force and effect for not less than 6 years from the Effective Time, Covidien Group is relieved from its indemnification obligations described above. After the Effective Time, Covidien Group guarantees the full performance of the surviving corporation of its covenants and obligations described under this section titled “Indemnification and Insurance.”

Representations and Warranties. The Merger Agreement contains various representations and warranties made by ev3 to Covidien Group and Purchaser, including representations relating to due organization, capitalization, due authorization, good standing and corporate power, required consents and approvals, SEC filings, disclosure controls and procedures, absence of undisclosed liabilities, absence of adverse changes, material contracts, employee benefit plans, litigation, compliance with laws, intellectual property, taxes, tangible assets, environmental issues, labor matters, brokers or finders, regulatory compliance, stockholder vote required, board recommendation, disclosure documents, interested party transactions, opinion of financial advisor, and directors and officers tendering Shares in the Offer. These representations and warranties were made to and solely for the benefit of Covidien Group and Purchaser as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that ev3 delivered in connection with signing the Merger Agreement and by certain portions of the SEC filings filed by ev3 prior to the date of the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules.

Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ev3’s public disclosures. Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Company Material Adverse Effect.”

For purposes of the Merger Agreement and the Offer, a “Company Material Adverse Effect” means any material adverse change in, or material adverse effect on, the business, financial condition or results of operations of ev3 and its subsidiaries, taken as a whole; provided, however, that any change or effect resulting from (i) the industries and markets in which ev3 and its subsidiaries operate, (ii) the United States or the global economy or (iii) the United States financial or securities markets, shall be excluded from the determination of Company Material Adverse Effect, in the case of clauses (i), (ii) and (iii), to the extent they have not had, or would reasonably be expected not to have, a materially disproportionate effect on ev3 and its subsidiaries relative to other companies in the same industry as ev3, and provided, further, that any change or effect resulting from the following, shall not constitute, and shall not be considered in determining whether there has occurred, a Company Material Adverse Effect:

1)	the execution or the announcement of the Merger Agreement,

2)	natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof or other force majeure events,

3)	changes in generally accepted accounting principles or changes in the interpretation of generally accepted accounting principles, or changes in the accounting rules and regulations of the SEC,

4)	any enactment or other action required by law, required by the Merger Agreement or taken at the request of Covidien Group or Purchaser,

5)	any litigation brought or threatened by stockholders of either Covidien Group or ev3 (whether on behalf of ev3, Covidien Group or otherwise) asserting allegations of breach of fiduciary duty relating to the Merger Agreement or violations of securities laws in connection with the Schedule 14D-9 filed by ev3, the proxy statement, if any, filed by ev3, and each other document required to be filed by ev3 with the SEC or required to be distributed or otherwise disseminated to ev3 stockholders in connection with the transactions contemplated by the Merger Agreement (collectively, the “ev3 Disclosure Documents”),

6)	any changes in law or interpretations thereof (including any health reform statutes, rules or regulations or interpretations thereof),

7)	any action required to comply with the rules and regulations of the SEC or the SEC comment process, in each case, in connection with any ev3 Disclosure Document,

8)	any decrease in the market price or trading volume of Shares (but not the underlying cause of such decrease),

9)	any failure by ev3 to meet any projections, forecasts or revenue or earnings predictions, or any predictions or expectations of ev3 or of any securities analysts (but not the underlying cause of such failure), or

10)	any fluctuations in foreign currency exchange rates.

Amendments and Modifications. The Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of ev3 contemplated by the Merger Agreement, by written agreement of the parties to the Merger Agreement, at any time prior to the closing of the Merger, provided that after the approval of the Merger Agreement by ev3’s stockholders, no amendment, modification or supplement can be made which decreases the Offer Price or adversely affects the rights of ev3’s stockholders under the Merger Agreement without obtaining the approval of such stockholders.

Tender and Voting Agreement

In connection with the Merger Agreement, Covidien Group and Purchaser have entered into a Tender and Voting Agreement with Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, the “Stockholders”), pursuant to which the Stockholders have agreed to tender into the Offer 27,151,570 Shares held by them. The following summary of certain provisions of the Tender and Voting Agreement is qualified in its entirety by reference to the form of Tender and Voting Agreement itself, which is incorporated herein by reference. The Tender and Voting Agreement has been filed as an exhibit to the Tender Offer Statement on Schedule TO.

Interested parties should read the Tender and Voting Agreement in its entirety for a more complete description of the provisions summarized below.

The Stockholders have irrevocably appointed Covidien Group as proxy for the Stockholder to vote 22,674,168 Shares as to which the Stockholders have voting power and in Stockholders’ name, place and stead, at any annual, special or other meeting or action of the shareholders of ev3, as applicable, or at any adjournment thereof, whether before or after the time we first accept any Shares for payment pursuant to the Offer, solely for the adoption of the Merger Agreement and the approval of the Merger.

In addition, each Stockholder has agreed to tender 27,151,570 Shares held by the Stockholders to us in the Offer not later than five business days following the commencement of the Offer, provided that the Stockholders may withdraw any Shares tendered pursuant to the Tender and Voting Agreement at any time following the termination or expiration of the Offer without Purchaser purchasing all Shares tendered pursuant to the Offer in accordance with its terms. However, the Stockholders are not required, for purposes of the Tender and Voting Agreement, to tender any Shares if that tender would cause any Stockholder to incur liability under Section 16(b) of the Exchange Act.

The Stockholders have granted Covidien Group an irrevocable option (the “Purchase Option”) to purchase all right, title and interest of the Stockholders in and to 22,674,168 Shares held by the Stockholders with a price per share equal to the Offer Price. Covidien Group may exercise the Purchase Option in whole, but not in part, if, but only if, (a) Purchaser has acquired Shares pursuant to the Offer and (b) the Stockholders have failed to tender into the Offer at least the 22,674,168 Shares or have withdrawn the tender of a number of Shares equal to or greater than 22,674,168 in breach of the Tender and Voting Agreement. Covidien Group may exercise the Purchase Option at any time within the 60 days following the date when such Purchase Option becomes exercisable.

During the term of the Tender and Voting Agreement, except as otherwise provided therein, the Stockholders agree not to:

•

directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the 27,151,570 Shares held by the Stockholders, or agree to do any of the foregoing; or

•	take any action which would have the effect of preventing or disabling the Stockholders from performing their obligations under the Tender and Voting Agreement.

The Tender and Voting Agreement, and all rights and obligations of us, Covidien Group and the Stockholders will terminate on the earlier of: (i) Effective Time, (ii) the End Date, (iii) the date of any modification, waiver, change or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to the Stockholder, and (iv) the termination of the Merger Agreement pursuant to the termination provisions thereof.

Confidentiality Agreements

Covidien plc, through its subsidiary, and ev3 entered into a letter agreement on April 6, 2010 (the “First Confidentiality Agreement”). Pursuant to the First Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential certain non-public information provided by ev3 for the purposes of evaluating a possible transaction between Covidien and ev3.

Covidien plc, through its subsidiary, and ev3 entered into a second letter agreement on April 28, 2010 (the “Second Confidentiality Agreement”), which the parties intended to supersede the First Confidentiality Agreement. Pursuant to the Second Confidentiality Agreement, Covidien and its representatives agreed, subject to certain exceptions, to keep confidential certain information provided by ev3 or its representatives for the purposes of evaluating a possible transaction between Covidien and ev3. The Second Confidentiality Agreement also contains provisions in which Covidien agrees not to solicit ev3 employees for a period of one year from the date of the Second Confidentiality Agreement as well as certain “standstill” provisions for the protection of ev3 that extend for a period of 18 months from the date of the Second Confidentiality Agreement. The Merger Agreement provides that the Second Confidentiality Agreement remains in effect and that certain information exchanged pursuant to the Merger Agreement will be subject to the Second Confidentiality Agreement.

Plans for ev3

After we purchase the Shares pursuant to the Offer, Covidien Group may appoint its representatives to ev3’s board of directors in proportion to its ownership of the outstanding Shares, as described above under “Board of Directors.” Following completion of the Offer and the Merger, Covidien Group and Covidien plc intend to operate ev3 as a direct subsidiary of Covidien Group under the direction of Covidien Group’s management.

Covidien Group and Covidien plc intend to continue to review ev3’s business, operations, capitalization and management. Accordingly, Covidien Group and Covidien plc reserve the right to change their plans and intentions at any time, as they deem appropriate.

Extraordinary Corporate Transactions

Except as indicated in this Offer to Purchase, Covidien Group and Covidien plc have no present plans or proposals which relate to or would result in (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ev3 or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of ev3 or any of its subsidiaries, (3) any material change in the present dividend policy, or indebtedness or capitalization of ev3, (4) any change to ev3’s present management, (5) any other material changes in ev3’s corporate structure or business, (6) any class of equity securities of ev3 being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or (7) any class of equity securities of ev3 becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Appraisal Rights

Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. A complete text of Section 262 of the DGCL is set forth as Annex II hereto. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

Going-Private Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. We and Covidien Group do not believe that Rule 13e-3 will be applicable to the Merger because it is anticipated that the Merger will be consummated within one year after the completion of the Offer and in the Merger, stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

13. Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement, until the earlier to occur of the termination of the Merger Agreement or the time we first accept any Shares for payment pursuant to the Offer, without the prior written consent of Covidien Group, ev3 may not declare, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such, except for dividends or distributions declared, set aside for payment or paid by subsidiaries of ev3 to ev3 or any other wholly owned subsidiary of ev3.

14. Certain Conditions of the Offer

The Merger Agreement provides that we will not be required to, and Covidien Group will not be required to cause us to, accept for payment, purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any validly tendered Shares and may delay the acceptance for payment of, purchase or, subject to the restriction referred to above, the payment for, any validly tendered Shares if, (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the Minimum Condition is not satisfied; (ii) immediately prior to the expiration of the Offer

(as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any applicable antitrust laws in Germany, Austria or Spain have not expired, or been terminated, as applicable; or (iii) any of the following events occur and are continuing immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement):

a)	there is pending any suit, action or proceeding brought by any Governmental Entity (1) seeking to prohibit or impose any material limitations on Covidien Group’s or Purchaser’s ownership or operation (or that of any of their respective subsidiaries) of all or any material portion of ev3’s or ev3’s subsidiaries’ businesses or assets, taken as a whole, (2) seeking to prohibit or make illegal the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (3) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or the Merger, (4) seeking to impose material limitations on the ability of Covidien Group or Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to ev3’s stockholders, or (5) seeking to require divestiture by Covidien Group or any of its subsidiaries of any Shares;

b)	there is any law or order, injunction, judgment, decree or ruling enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a governmental entity, to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action has been taken by any governmental entity, that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in subclauses (1) through (5) of clause (a) above;

c)	any of the representations and warranties of ev3 contained in the Merger Agreement is not true and accurate when made or at the consummation of the Offer, except (1) those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties need only be true and accurate as of such date or with respect to such period, (2) any representation or warranty of ev3 pertaining to (A) ev3’s outstanding Shares of common stock, stock options, restricted stock or restricted stock units and capitalization (subject to de minimus exceptions involving discrepancies of no more than 20,000 shares in the aggregate of common stock or common stock issuable pursuant to stock options, restricted stock or restricted stock units), or (B) ev3’s valid authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, which must be true and accurate in all respects, and (3) for any representation or warranty of ev3 (other than any representation or warranty referred to in clause 2 above), where failure to be so true and accurate, individually or in the aggregate, does not have or would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein);

d)	ev3 has breached or failed, in any material respect, to perform or to comply with any agreement or covenant required to be performed or complied with by it under the Merger Agreement;

e)	since the date of the Merger Agreement, a Company Material Adverse Effect has occurred and is continuing;

f)	we or Covidien Group fail to receive a certificate executed by ev3’s Chief Executive Officer or President on behalf of ev3, dated as of the then-scheduled expiration of the Offer, to the effect that the conditions set forth in clauses (c), (d) and (e) above have not occurred; or

g)	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of us and Covidien Group and may be asserted by us or Covidien Group regardless of the circumstances giving rise to any such conditions and may be waived by us or Covidien Group in whole or in part at any time and from time to time in our sole discretion (except the Minimum Condition may not be waived), in each case, subject to the terms of the Merger Agreement and applicable laws.

The failure by us or Covidien Group at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15. Certain Legal Matters

Except as described in this Section 15, based on a review of publicly available filings made by ev3 with the SEC and other publicly available information concerning ev3 and information supplied by ev3, none of Covidien Group, Purchaser or ev3 is aware of any license or regulatory permit that appears to be material to the business of ev3 and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of ev3’s subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of the Shares by us as contemplated herein. Should any such approval or other action be required, we and Covidien Group currently contemplate that such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

ev3 is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as ev3 from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (a) prior to such time the board of directors of the corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

ev3’s board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purpose of Section 203 of the DGCL.

ev3’s principal executive office is in Plymouth, Minnesota. The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any tender offer for a corporation, such as ev3, that has its principal place of business or principal executive office in Minnesota and either (i) a certain number or percentage of its beneficial or record shareholders resident in Minnesota or (ii) a specified percentage of its shares owned beneficially or of record by Minnesota residents. We filed a registration statement with the Commissioner on the date of this Offer to Purchase. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner is empowered to suspend summarily the Offer in Minnesota within 3 business days of such filing if the Commissioner determines that the registration statement does not contain all of the information required by the Takeover Disclosure Statute or that the takeover offer materials provided to offerees do not provide full disclosure to offerees of all material information concerning the Offer. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to suspend permanently the Offer in Minnesota, subject to our right to make corrective disclosure and thereafter reinstitute the Offer in Minnesota. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer. In filing a registration statement under the Takeover Disclosure Statute, we do not concede that some or all of the provisions of the Takeover Disclosure Statute are applicable, valid, enforceable or constitutional.

Based on information supplied by ev3 and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the board of directors of ev3, we do not believe that any other state takeover statutes, other than the Takeover Disclosure Statute, or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither we nor Covidien Group has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Antitrust

United States. Covidien Group and ev3 are required to file a Notification and Report Form with respect to the Offer under the HSR Act prior to completing the Offer. The acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15-day waiting period commenced by the filing of a Notification and Report Form by Covidien Group with respect to the Offer. We expect the Notification and Report Form will be filed on the date of this Offer to Purchase. Accordingly, the required 15-day waiting period will expire at 11:59 p.m., New York City time, on June 28, 2010, unless earlier terminated or extended if the parties receive a request for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission (the “FTC”). If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Covidien Group and ev3 concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the parties with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Covidien Group. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to our obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if we own 50% or more of the outstanding Shares at the time of the Merger or the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our proposed acquisition of ev3. At any time before or after our acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by us or the divestiture of substantial assets of ev3 or its subsidiaries or Covidien Group or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Other Foreign Jurisdictions. Covidien plc and its subsidiaries conduct business in a number of countries outside of the United States in which ev3 transacts business or its products are sold. Based on our review of the information currently available about the businesses in which ev3 and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of Germany, Austria and Spain. Consummation of the Offer is subject to the condition that the applicable waiting periods under the antitrust laws of Germany, Austria and Spain have expired or otherwise been terminated. All necessary filings have been made or will be made on about the date of this Offer to Purchase with respect to each of Germany, Austria and Spain. There can be no assurance that a challenge to the Offer under foreign antirust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained. See “Section 14 — Certain Conditions of the Offer” for certain conditions to the Offer, including with respect to foreign antitrust approvals.

Shareholder Litigation

On June 2, 2010, a purported stockholder of ev3 filed a purported class action Summons and Complaint in the District Court for the State of Minnesota, Hennepin County. The action, William Stevenson v. ev3 Inc., et al., Court File No. 27-CV-10-13773, against ev3 and each of its directors (the “Stevenson Action”), is pending and the defendants have 20 days from the service of the summons to file an answer with the court. The Stevenson Action purports to be brought individually and on behalf of the public stockholders of ev3 and alleges claims for breach of fiduciary duties against the ev3 board of directors in connection with the transactions contemplated by the Merger Agreement. The Stevenson Action seeks preliminary and permanent injunctive relief, enjoining ev3 and its board of directors and their agents and representatives from consummating the Offer and the Merger and taking any actions that violate their fiduciary duties to the ev3 stockholders or that impede or deter other potential acquirers. None of Covidien Group, Purchaser or any of their affiliates are named as defendants in the Stevenson Action.

On June 7, 2010, a purported stockholder of ev3 filed a purported class action Complaint in the District Court for the State of Minnesota, Hennepin County. The action, Crystal Young v. ev3 Inc., et al., against ev3, each of its directors, Parent and Purchaser (the “Young Action”), is pending and the defendants have 20 days from the service of the summons to file an answer with the court. The Young Action, which purports to be brought individually and on behalf of the public stockholders of ev3, claims that the directors of ev3 breached their fiduciary duties to ev3’s stockholders both in entering into the Merger Agreement and the transactions contemplated thereby and by providing inadequate disclosure regarding the Merger Agreement and such transactions and that ev3, Parent and Purchaser aided and abetted ev3’s directors in the alleged breach of the directors’ fiduciary duties to ev3’s stockholders. The Young Action seeks, among other things, an injunction prohibiting the consummation of the Offer and Merger, rescission of the Merger Agreement and a constructive trust in favor of the plaintiff upon any benefits allegedly improperly received by the defendants. A copy of the Complaint in the Young Action is included as Exhibit (a)(5)(C) to the Schedule TO to which this Offer to Purchase is attached as an exhibit and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such Exhibit (a)(5)(C).

16. Fees and Expenses

We and Covidien Group have retained Laurel Hill Advisory Group, LLC to act as the Information Agent and Wells Fargo Bank, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Covidien Group will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

Neither we nor Covidien Group will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law.

Neither we nor Covidien Group has authorized any person to give any information or to make any representation on behalf of Covidien Group or us not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Covidien Group have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, ev3 will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of this Offer to Purchase.

June 11, 2010	COV Delaware Corporation

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF COVIDIEN GROUP,

PURCHASER AND COVIDIEN PLC

The names of the directors and executive officers (or functional equivalents) of Covidien Group, Purchaser and Covidien plc and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer (or functional equivalent) has been so employed for a period in excess of five years. Unless otherwise indicated, (i) the principal business address for each director of Covidien plc is Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co. Dublin, Ireland, and the business telephone number for each such director or officer is +353 (1) 439-3000, (ii) the principal business address for each manager of Covidien Group is 3b Bld Prince Henri, L-1724, Luxembourg, and the business telephone number for each such manager is +352 266 379 31, and (iii) the principal business address for each officer of Covidien plc and each director and officer of Purchaser is 15 Hampshire Street, Mansfield, MA 02048 and the business telephone number for each such director or officer is (508) 261-8000. Unless otherwise indicated, each director and executive officer (or functional equivalent) is a citizen of the United States. References below to “Covidien” include Covidien plc, its predecessor, Covidien Ltd., and the healthcare business of Tyco International for all periods prior to the separation of Covidien Ltd. from Tyco International.

COVIDIEN PLC

Directors

Richard J. Meelia — Mr. Meelia has served as the Chairman of the Board of Directors of Covidien since October of 2008. He has served on the Board of Directors of Covidien and has been its President and Chief Executive Officer since June 2007. From January 2006 through the separation of Covidien from Tyco International, Mr. Meelia was the Chief Executive Officer of Covidien and from 1995 through the separation, Mr. Meelia was also the President of Covidien. Mr. Meelia is also President of Purchaser. Mr. Meelia’s principal business address is 15 Hampshire Street, Mansfield, Massachusetts 02048 and his business telephone number is (508) 261-8000.

Craig Arnold — Mr. Arnold joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Arnold is the Vice Chairman and Chief Operating Officer, Industrial Sector of Eaton Corporation, a diversified industrial manufacturer. From 2000 to 2008 he served as Senior Vice President of Eaton Corporation and President of the Fluid Power Group of Eaton Corporation. Prior to joining Eaton, Mr. Arnold was employed in a series of progressively more responsible positions at General Electric Company from 1983 to 2000. Mr. Arnold previously served as a director of Unocal Corporation, where he also was a member of the Audit Committee.

Robert H. Brust — Mr. Brust joined the Board of Directors of Covidien just prior to its separation from Tyco International and is currently the Chairman of the Audit Committee. Mr. Brust has been the Chief Financial Officer of Sprint Nextel Corporation, a wireless and wireline communications company, since May 2008. From February 2007 to May 2008, Mr. Brust was retired. From January 2000 to February 2007, Mr. Brust served as Executive Vice President of Eastman Kodak Company, a provider of photographic products and services, and, from January 2000 to November 2006, he also served as Chief Financial Officer of Kodak. Prior to joining Kodak, Mr. Brust was Senior Vice President and Chief Financial Officer of Unisys Corporation from 1997 to 1999. He also worked in a variety of financial and financial management positions at General Electric Company from 1965 to 1997.

John M. Connors, Jr. — Mr. Connors joined the Board of Directors of Covidien immediately following its separation from Tyco International. Since 2006, Mr. Connors has served as Chairman Emeritus of Hill, Holliday, Connors, Cosmopulos, Inc., a full-service advertising agency that is part of The Interpublic Group of Companies,

Inc. From 2003 to 2006, Mr. Connors served as Chairman of Hill, Holliday, and from 1968 to 2003 he was Chairman, President and Chief Executive Officer of Hill, Holliday. Mr. Connors is also a director of Hasbro, Inc. and serves on Hasbro’s Compensation Committee.

Christopher J. Coughlin — Mr. Coughlin joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Coughlin has been Executive Vice President and Chief Financial Officer of Tyco International, a global provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products, since March 2005. Prior to joining Tyco International, Mr. Coughlin served as Chief Operating Officer of The Interpublic Group of Companies, Inc. from June 2003 to December 2004. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer from 1998 to 2003. Previously, he held the position of Executive Vice President and Chief Financial Officer of Nabisco Holdings, where he also served as President of Nabisco International. Mr. Coughlin also serves as a director of The Dun & Bradstreet Corporation.

Timothy M. Donahue — Mr. Donahue joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Donahue served as Chairman of Sprint Nextel Corporation, a wireless and wireline communications company, from 2005 to 2006. He was the Chief Executive Officer of Nextel Communications, Inc. from 1999 until August 2005, and the President of Nextel from 1996 until August 2005. Mr. Donahue is also a director of Eastman Kodak Company, NVR, Inc. and Tyco International Ltd.

Kathy J. Herbert — Ms. Herbert joined the Board of Directors of Covidien immediately following its separation from Tyco International. From 2001 to 2006, Ms. Herbert served as Executive Vice President, Human Resources, of Albertson’s, Inc., an operator of supermarkets, combination food-drug stores and drug stores located in the United States. Prior to joining Albertson’s, she had been with Jewel Osco since 1969 in a variety of positions, most recently Vice President, Human Resources.

Randall J. Hogan, III — Mr. Hogan joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Hogan has served as Chairman and Chief Executive Officer of Pentair, Inc., an industrial manufacturing company, since 2002. From 2001 to 2002, he was President and Chief Executive Officer and from 1999 to 2001, President and Chief Operating Officer, of Pentair. Prior to joining Pentair, he was President of United Technologies’ Carrier Transicold Division. Before that, he was with the Pratt & Whitney division of United Technologies, General Electric Company and McKinsey & Company.

Dennis H. Reilley — Mr. Reilley joined the Board of Directors of Covidien immediately following its separation from Tyco International and served as the Chairman of the Board of Directors of Covidien until October 2008. From 2000 to April 2007, Mr. Reilley served as Chairman of Praxair, Inc., a supplier of industrial gases and high-performance surface coatings, and also served as Chief Executive Officer of Praxair from 2000 to December 2006. From 1989 to 2000, Mr. Reilley held many key positions at E. I. Du Pont de Nemours & Company, including Chief Operating Officer. Earlier in his career he held various managerial positions at Conoco. Mr. Reilley is also a director of H.J. Heinz Company, Marathon Oil Corporation and The Dow Chemical Company.

Tadataka Yamada — Dr. Yamada joined the Board of Directors of Covidien immediately following its separation from Tyco International. Dr. Yamada has served as President of the Global Health Program of the Bill & Melinda Gates Foundation since June 2006. From 2000 to 2006, Dr. Yamada was Chairman of Research and Development for GlaxoSmithKline Inc. and prior to that, he held research and development positions at SmithKline Beecham. Prior to joining SmithKline Beecham, Dr. Yamada was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center.

Joseph A. Zaccagnino — Mr. Zaccagnino joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Zaccagnino served as President and Chief Executive Officer of Yale-New Haven Health System and its flagship Yale-New Haven Hospital, the primary teaching hospital affiliate of the Yale University School of Medicine, from 1991 until his retirement in 2005. Mr. Zaccagnino is a director of NewAlliance Bancshares, Inc. and serves on the NewAlliance Bancshares Compensation and Governance Committees.

Officers

Richard J. Meelia — See above under “Covidien plc — Directors.”

Charles J. Dockendorff — Mr. Dockendorff has been Executive Vice President and Chief Financial Officer of Covidien since December 2006. Prior to that, Mr. Dockendorff served as Vice President, Chief Financial Officer and Controller of Covidien since 1995. Mr. Dockendorff is also Vice President of Purchaser.

Jose E. Almeida — Mr. Almeida has been Senior Vice President of Covidien since June 2007. Mr. Almeida has been President, Medical Devices of Covidien since October 2006 and prior to that was President of Covidien’s International business since April 2004. From January 2003 to April 2004, Mr. Almeida was Chief Operating Officer of Greatbatch Technologies and from July 1998 to 2002, he was Vice President, Manufacturing of Covidien.

Timothy R. Wright — Mr. Wright has been Senior Vice President of Covidien since June 2007 and has been President, Pharmaceuticals of Covidien since February 2007. Prior to joining Covidien, Mr. Wright was Non-Executive Chairman of ParagonRx from 2006 to 2007. Mr. Wright was Chief Operating Officer of Xanodyne Pharmaceuticals from 2005 to 2006, Interim Chief Executive Officer, President and Board Member of AAIPharma from 2004 to 2005, President, Global Commercial Operations of Elan Bio-Pharmaceuticals from 2001 to 2004, and Senior Vice President, Healthcare Product Services of Cardinal Health from 1999 to 2001. Prior to joining Cardinal Health, Mr. Wright held senior management positions in the U.S. and abroad at DuPont Merck Pharmaceutical from 1986 to 1999. Mr. Wright is a director of Antigenics Inc., a biotechnology company that develops treatments for cancers and infectious diseases. Mr. Wright’s principal business address is 675 McDonnell Blvd., Hazelwood, MO 63042 and his business telephone number is (314) 654-2000.

Eric A. Kraus — Mr. Kraus has been Senior Vice President, Corporate Communications and Public Affairs of Covidien since July 2006. Prior to joining Covidien, Mr. Kraus was Vice President, Corporate Communications and Public Affairs of The Gillette Company from July 1999 to July 2006.

John H. Masterson — Mr. Masterson has been Senior Vice President and General Counsel of Covidien since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien since 1999. Mr. Masterson is also Vice President and Assistant Secretary of Purchaser.

Amy A. McBride-Wendell — Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien since 1998.

Michael P. Dunford — Mr. Dunford has been Senior Vice President, Human Resources, of Covidien since April 2009. Prior to that, Mr. Dunford served as Vice President, Human Resources Global Processes and Systems, of Covidien since May 2008. Mr. Dunford served as Vice President, Human Resources, Operations, of Covidien from December 2006 to May 2008, and served as Vice President, Corporate Human Resources, of Covidien from May 2003 to December 2006. Mr. Dunford held several other human resources positions with Covidien since 1999.

Richard G. Brown, Jr. — Mr. Brown has been Vice President, Chief Accounting Officer and Corporate Controller of Covidien since September 2006. Prior to joining Covidien, he was Corporate Controller and Chief Accounting Officer of Eastman Kodak Company from December 2003 to September 2006. Prior to joining Eastman Kodak, Mr. Brown was a partner at Ernst & Young LLP, where he was employed for 32 years. Mr. Brown is also Vice President of Purchaser.

Kevin G. DaSilva — Mr. DaSilva has been Vice President and Treasurer of Covidien since June 2007. He also serves on the board of directors of Covidien International Finance S.A. since July 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002. Mr. DaSilva is also a member of the board of directors and Vice President and Treasurer of Purchaser.

Eric C. Green — Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. He also serves on the board of directors of Covidien International Finance S.A. since December 2006. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001. Mr. Green is also Vice President and Assistant Treasurer of Purchaser.

Coleman N. Lannum — Mr. Lannum has been Vice President, Investor Relations of Covidien since September 2006. He was retired from November 2005 until he joined Covidien. From February 2005 to November 2005, Mr. Lannum was a senior healthcare analyst for American Express Asset Management. From 1997 to November 2004, he was a senior analyst and portfolio manager of Putnam Investments.

James C. Clemmer — Mr. Clemmer has been President, Medical Supplies Sector of Covidien since September 2006. Prior to that, Mr. Clemmer was Group President of the Kendall Healthcare division of Covidien from June 2004 to September 2006, President, SharpSafety and Critical Care divisions of Covidien from June 2001 to June 2004, and Vice President and General Manager, SharpSafety division of Covidien from March 2001 to June 2001. Mr. Clemmer also formerly held positions as Director of Marketing and Vice President of Marketing for the SharpSafety division of Covidien.

COVIDIEN GROUP S.A.R.L.

Anton Stadtbaumer — Mr. Stadtbaumer is a Manager of Covidien Group. Mr. Stadtbaumer also serves on the board of directors of Covidien International Finance S.A. since September 2007 and has served as Regional Treasurer of Covidien Finance GmbH since March 2010. Mr. Stadtbaumer was a managing director and Regional Treasurer of Covidien International Finance S.A. from June 2007 to March 2010. Prior to that, Mr. Stadtbaumer served as Senior Manager Treasury & Finance Control with Epson Europe BV in Amsterdam, from 2000 to 2007. Mr. Stadtbaumer’s principal business address is Victor von Bruns Strasse 19, 8212 Neuhausen am Rheinfall, Switzerland and his business telephone number is +41 52 556 0677. Mr. Stadtbaumer has German citizenship.

Michelangelo Stefani — Mr. Stefani is a General Manager and Secretary of Covidien Group. He is also a managing director of Covidien International Finance S.A. since December 2006. Mr. Stefani has been a managing director at Tyco International Group S.A. since 2001. Mr. Stefani has Italian citizenship.

Erik De Gres — Mr. De Gres is a Manager of Covidien Group and has been Financial Controller of Covidien Group since December 2006. He also serves on the board of directors of Covidien International Finance S.A. since July 2007. Prior to that, Mr. De Gres was Assistant Financial Controller for Tyco Healthcare Belgium BVBA since February 2001. Mr. De Gres has Belgian citizenship.

Eric C. Green — See above under “Covidien plc — Officers.”

Thomas Ford — Mr. Ford is a Manager of Covidien Group. Mr. Ford also serves on the board of directors of Covidien International Finance S.A. since April 2010 and is also Deputy General Counsel—EMEA of Covidien Group. Prior to that, Mr. Ford was Corporate Counsel of the BOC Group plc from 2002 to 2006, and Associate Counsel — Healthcare of Linde A.G. from 2006 to 2007. Mr. Ford has United Kingdom citizenship.

COV DELAWARE CORPORATION

Directors

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

John W. Kapples — Mr. Kapples is a member of the board of directors and a Vice President and Secretary of Purchaser. Mr. Kapples has been Vice President and Secretary of Tyco Healthcare Group LP d/b/a/ Covidien since November 2006. Prior to that, Mr. Kapples was Vice President and Secretary of Raytheon Company from January 2000 to October 2006.

Matthew J. Nicolella — Mr. Nicolella is a member of the board of directors and a Vice President and Assistant Secretary of Purchaser. Mr. Nicolella is also Vice President and Chief Mergers & Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. Mr. Nicolella was Associate General Counsel for Tyco Healthcare Group LP from October 2003 through January 2007.

Officers

Richard J. Meelia — See above under “Covidien plc — Directors.”

Richard G. Brown — See above under “Covidien plc — Officers.”

Stephen C. Carey — Mr. Carey is a Vice President and Assistant Treasurer of Purchaser. Mr. Carey has been Vice President, Tax Reporting of Tyco Healthcare Group LP d/b/a/ Covidien since December 2006. From September 2002 until December 2006, Mr. Carey was Director of Tax Reporting at Raytheon Company.

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

Charles J. Dockendorff — See above under “Covidien plc — Officers.”

Lisa K. Golod — VP and Assistant Treasurer of Purchaser. Ms. Golod is also the Vice President of Tax Planning of Tyco Healthcare Group LP d/b/a/ Covidien. Prior to that, Ms. Golod served as Senior Director of Tax Planning of Tyco Healthcare Group LP d/b/a/ Covidien from June 2007 to December 2009. From June 2003 to June 2007, Ms. Golod was Senior Director of State Tax Planning for Tyco International Group S.A.

Eric. C. Green — See above under “Covidien plc — Officers.”

John W. Kapples — See above under “COV Delaware Corporation — Directors.”

John H. Masterson — See above under “Covidien plc — Officers.”

Matthew J. Nicolella — See above under “COV Delaware Corporation — Directors.”

Lawrence T. Weiss — Mr. Weiss is a Vice President and Assistant Secretary of Purchaser. Since December 2006, Mr. Weiss has been Vice President and Chief International Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. From 2003 through 2006, Mr. Weiss was Associate General Counsel of Tyco Healthcare Group, LP.

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

§ 262. Appraisal rights [Effective until Aug. 2, 2010]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of ev3 or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

The Depositary for the Offer to Purchase is:

By Mail:		By Overnight Courier:

Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, MN 55164-0854	For Confirmation Only Telephone: (800) 468-9716	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 N. Concord Exchange South St. Paul, MN 55075-1139

Any questions, requests for assistance or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

Laurel Hill Advisory Group

100 Wall Street, 22nd floor

New York, NY 10005

Banks and brokers call (collect): (917) 338-3181

All others call toll free: (888) 742-1305